XWELL, Inc.

2024 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ___ to ___

Commission file number 001-34785

XWELL, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-4988129**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

254 West 31st Street, 11th Floor	
New York, NY	**10001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212)-750-9595

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	XWEL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "*large accelerated filer,*" "*accelerated filer,*" "*smaller reporting company,*" and "*emerging growth company*" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant, as of June 30, 2024, the last business day of the registrant's most recently completed second quarter, was $7,526,594 computed by reference to the closing sale price of $1.80 per share on the Nasdaq Stock Market LLC on June 30, 2024. The registrant does not have any non-voting common stock.

As of April 11, 2025, 5,261,024 shares of the registrant's common stock are outstanding.

<u>DOCUMENTS INCORPORATED BY REFERENCE</u>

Certain information required by Part III will be included in an amendment to this Annual Report on Form 10-K within 120 days of December 31, 2024.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate, among other matters, to our anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters.

These risks and uncertainties, many of which are beyond our control, include, but are not limited to, the following:

- our ability to continue as a going concern;

- the adverse effects of public health epidemics, similar to the coronavirus outbreak, on our business, results of operations and financial condition;

- our material weaknesses we identified in our internal control over financial reporting, our efforts to remediate such material weaknesses and the timing of remediation;

- our ability to develop and offer new products and services;

- our ability to effectively deploy our available cash resources, as well as our ability raise additional capital to fund our operations and business plan, to the extent necessary;

- general economic conditions and level of consumer and corporate spending on health, wellness and travel;

- our ability to secure new locations, maintain XpresSpa, Naples Wax, Treat and Centers for Disease Control and Prevention ("CDC") bio surveillance testing locations, and ensure continued customer traffic at those locations;

- our ability to hire a skilled labor force and the costs associated with that labor;

- our ability to accurately forecast the costs associated with opening new retail locations and maintaining or converting existing ones, and the revenue derived from our retail locations;

- performance by our Airport Concession Disadvantaged Business Enterprise partners on obligations set forth in our joint venture agreements;

- our ability to protect our confidential information and customers' financial data and other personal information;

- failure or disruption to our information technology systems;

- our ability to retain key members of our management team;

- the loss of, or an adverse change with regard to, one or more of our significant suppliers, distributors, vendors or other business relationships;

- unexpected events and trends in the health, wellness and travel industries;

- market acceptance, quality, pricing, availability and useful life of our products and/or services, as well as the mix of our products and services sold;

- competitive conditions within our industries;

- our compliance with laws and regulations in the jurisdictions in which we do business and any new laws and regulations or changes in existing laws and regulations;

- further regulatory actions in the healthcare sector that could impact our ability to continue operations;

- the discontinuance of emergency use authorization ("EUA") policies that could impact our business

- our ability to maintain compliance with the Nasdaq Capital Market's ("Nasdaq") listing standards;

- lawsuits, claims, and investigations that may be filed against us and other events that may adversely affect our reputation; and

- our ability to protect and maintain our intellectual property.

Forward-looking statements may appear throughout this Annual Report on Form 10-K, including, without limitation, the following sections: Item 1 "Business," Item 1A "Risk Factors," and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the use of words such as, but not limited to, "anticipates," "believes," "can," "continues," "could," "estimates," "expects," "intends," "may," "will," "will be," "will continue," "will likely result," "plans," "predicts," "projects," "seeks," "should," "future," "targets," "continue," "would," or the negative of such terms, and similar or comparable terminology or expressions or variations intended to identify forward-looking statements. These statements are based on current expectations and assumptions based on information currently available to us. Such forward-looking statements are subject to risks, uncertainties, assumptions (that may never materialize or may prove incorrect) and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and in this Annual Report on Form 10-K, and in particular, the risks discussed under the caption "Risk Factors" in Item 1A of this report and those discussed in other documents we file with the Securities and Exchange Commission ("SEC"). The forward-looking statements set forth herein speak only as of the date of this report. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements to reflect events or circumstances that may arise after the date of such forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

All references in this Annual Report on Form 10-K to "we," "us" and "our" refer to XWELL, Inc. (prior to October 25, 2022 known as "XpresSpa Group, Inc." and prior to January 5, 2018, known as "FORM Holdings Corp."), a Delaware corporation, and its consolidated subsidiaries unless the context requires otherwise.

PART I

ITEM 1. BUSINESS

Overview

XWELL is a global wellness company operating multiple brands and focused on bringing restorative, regenerative and reinvigorating products and services to travelers. As of the date of this Annual Report on Form 10-K, XWELL currently has four reportable operating segments: XpresSpa®, XpresTest®, Naples Wax Center® and Treat®.

On October 25, 2022, the Company changed its name to XWELL, Inc. ("XWELL" or the "Company") from XpresSpa Group, Inc. The Company's common stock, par value $0.01 per share, which had previously been listed under the trading symbol "XSPA" on Nasdaq, now trades under the trading symbol "XWEL". The Company filed an amended and restated certificate of incorporation with the Delaware Secretary of State on October 24, 2022 (as amended, the "Amended and Restated Certificate") reflecting the name change. Rebranding to XWELL aligned the Company's corporate strategy to build a pure-play wellness services company, in both the airport and off-airport marketplaces.

All amounts are in thousands, except share, per share, or as otherwise specifically noted.

XpresSpa

XWELL's subsidiary, XpresSpa Holdings, LLC ("XpresSpa") has been a global airport retailer of spa services through its XpresSpa spa locations, offering travelers premium spa services, including massage, nail and skin care, as well as spa and travel products.

As of December 31, 2024, there were 18 domestic XpresSpa locations in total comprised of 17 Company-owned locations and one franchise. The Company also had 10 international locations operating as of December 31, 2024, including two XpresSpa locations in the Dubai International Airport in the United Arab Emirates, one XpresSpa location in the Zayad International Airport in Abu Dhabi, United Arab Emirates, three XpresSpa locations in the Schiphol Amsterdam Airport in the Netherlands and four XpresSpa locations in the Istanbul Airport in Turkey.

XpresTest

The Company, in partnership with certain COVID-19 testing partners, successfully launched its XpresCheck Wellness Centers, in June of 2020, through its XpresTest, Inc. subsidiary ("XpresTest"), which offered COVID-19 and other medical to the traveling public, as well as airline, airport and concessionaire employees, and TSA and U.S. Customs and Border Protection agents during the pandemic. As of December 31, 2023, the Company closed all XpresCheck locations and XpresTest no longer provides diagnostic testing services XpresTest began conducting bio surveillance monitoring with the Centers for Disease Control and Prevention (CDC) in collaboration with Concentric by Ginkgo Bioworks Holdings, Inc. ("Ginkgo Bioworks") in 2021.

The program was renewed through August 2024. The revenue to XpresTest from such one-year extension totaled approximately $7,044. In January 2024, the program funding and scope were expanded, a revenue increase of $4,000, to an estimated $11,044 in revenue for XpresTest with new collection locations at U.S. international airports and the roll out of multi-pathogen testing across the program. In July 2024, the contract was further amended to extend the time period for services by two weeks (extension period August 12, 2024 to August 25, 2024). An increase of $293 in revenue for the two week extension brought total revenue to $11,337. The program was again extended in August 2024 through February 25, 2025. The funding was expanded with a revenue increase of $3,763, to an estimated $15,100 in revenue for XpresTest. In February 2025, the program was extended through a three-year contract with a total base value of $22.2 million over three years, and a maximum ceiling value of $24.8 million within the same timeframe.

HyperPointe

XWELL's subsidiary, gcg Connect, LLC, operating as HyperPointe, provides direct to business marketing support across a number of health and health-related channels. From the creation of marketing campaigns for the pharmaceutical industry, to learning management systems to website and health related content creation, HyperPointe is a complementary service provider to XWELL's health-focused brands as well as providing the majority of services to the external community.

For reporting purposes, the former HyperPointe segment has been consolidated into the XpresTest segment.

Treat

Treat, which is operating through XWELL's subsidiary Treat, Inc. ("Treat") is a wellness brand that provides access to wellness services for travelers at on-site centers. In April 2024, the decision was made to close the location in the Salt Lake City International Airport. In the first quarter of 2025, the decision was made to convert the final remaining Treat location at JFK International Airport in New York City to an XWELL location. Following the conversion of the JFK Treat location, in mid-2025, we will no longer have any Treat locations.

Naples Wax Center

XWELL's subsidiary Naples Wax, LLC, d/b/a Naples Wax Centers ("Naples Wax Center" or "Naples Wax") which was acquired on September 12, 2023, for a purchase price of $1,624, operates a group of upscale hair removal locations with core products and service offerings from face and body waxing to a range of skincare and cosmetic products. The acquisition of Naples Wax Center is intended to enable us to move beyond our airport client base with a business that can be adapted to a larger wellness platform while also growing our retail footprint to serve our long-term financial goals.

Although we recognize four segments of business, we believe there is opportunity to leverage a segment of our products and services across our platform of brands. Additionally, we are expanding our retail strategy, not only adding more products for sale but aligning those products more efficiently to our service offerings. This product strategy includes, for example, adding muscle relaxation patches to a neck or back massage to continue treatment after the delivery of the service.

We also plan to build our capability for delivering health and wellness services outside of the airport. We believe operating outside of the airport complements our offering and represents the fastest way to scale the XWELL family of brands.

We will be looking to further expand internationally. We believe a strategy for international expansion further advances our ability to expand our other brands including bio surveillance outside of the US.

Our Strategy and Outlook

We believe our company is strategically positioned to capitalize on the growing consumer interest in travel, health, and wellness, as well as the increasing demand for related products and services. Our forward-looking plan focuses on expanding and integrating offerings across our brands, with a key emphasis on unifying airport and off-airport locations under the XWELL brand. This strategic alignment will enable the development of membership programs that provide seamless access to XWELL locations, fostering deeper customer relationships and enhancing brand loyalty. Additionally, a strong customer community will support targeted marketing initiatives and cross-promotional opportunities, strengthened by advanced technology and customer relationship management capabilities from the HyperPointe unit.

As part of our strategy, we will optimize our airport portfolio to create a leaner, more profitable business while leveraging the high foot traffic of airport locations to build brand recognition. Simultaneously, we will pursue an off-airport growth strategy through acquisitions, particularly in the expanding med spa sector, which includes health, wellness, and beauty services. Our plan includes both developing new locations and acquiring established med spas, strategically expanding XWELL's presence in key metropolitan areas that align with our existing airport locations. This approach will enhance membership accessibility and strengthen our brand's reach.

Additionally, our expertise from the XpresTest unit will allow us to expand bio-security services beyond the U.S. through partnerships with government clients. Domestically, we will continue growing our bio-security initiatives in collaboration with government agencies. These strategic efforts will serve as catalysts for future growth, support our international expansion goals, and ensure scalable, long-term success. By optimizing our cost structure, refining our existing operations, and pursuing strategic acquisitions, XWELL is positioning itself for sustainable financial and operational growth while maximizing shareholder value.

Competition

Our domestic units operate within many of the largest and most heavily trafficked airports in the United States. The balance of the domestic market is highly fragmented and is represented largely by small, privately-owned entities. The largest domestic competitor operated 15 locations in 11 airports in the United States.

Our Market

Airport retailers differ significantly from traditional retailers. Unlike traditional retailers, airport retailers benefit from a steady and predictable flow of traffic from a constantly changing customer base. Airport retailers also benefit from "dwell time," the period after travelers have passed through airport security and before they board an aircraft. For over 21 years, increased security requirements have led travelers to spend more time at the airport. In addition, in anticipation of the long and often stressful security lines, travelers allow for more time to get through security and, as a result, often experience increased downtime prior to boarding. XWELL is uniquely positioned to address this gap focusing on an expedient experience that still allows its customers to escape the hectic confines of the airport.

To take advantage of growing demand for unique travel wellness products, XWELL has made significant investments in a new retail offering that addresses this growing consumer demand. Further, as more and more airports exchange services for more traditional food and beverage providers, XWELL is positioned to take advantage of passenger demand for healthier and bio-nutrient rich snack and food offerings as part of its grab and go strategy.

The competition for airplane landings has forced airports to lower landing fees, which in turn has necessitated augmenting their retail offerings to offset budget shortfalls. Infrastructure projects at airports across the country, again intended to make an airport more desirable to airlines, require funding from bond issuances that in turn rely upon, in part, the expected minimum rent guarantees and expected income from concessionaires.

Equally as important to the industry growth is XWELL's flexible, valuable, and desirable retail format and footprint within the airport retail segment. XWELL historically opened multiple locations annually, which have ranged in size from 200 square feet to 2,600 square feet, with a typical size of approximately 800 square feet. XWELL has been able to adapt its operating model to almost any size location available in space constrained airports. This increased flexibility compared to other retail concepts has allowed and will continue to allow XWELL to operate multiple stores within an airport, including in some cases for different concepts.

Additionally, we believe that our acquisition of Naples Wax Center is an important first step to creating and growing our out of airport locations, which will enable us to diversify our portfolio and have less dependance on our in-airport locations.

Although we have historically focused our growth on the airport space, our strategy continues to shift with further emphasis on growth outside the airport—in and out of travel focused centers. This shift includes taking our XpresSpa brand out of the airport and into other transit centers such as rail terminals. It also includes growth through acquisition such as Naples Wax Centers where we can apply our wellness pedigree to expand that business from both a location standpoint and from a diversification of products and services standpoint.

Our goal continues to be opportunistic expansion outside the airport and we believe our family of brands will help to serve that growth strategy.

Regulation

Our operations are subject to a range of laws and regulations adopted by national, regional, and local authorities from the various jurisdictions in which we operate, including those relating to, among others, licensing (e.g., massage, nail, and cosmetology), public health and safety and fire codes. Failure to obtain or retain required licenses and approvals, including those related to licensing, public health and safety and fire codes, would adversely affect our operations. Although we have not experienced, and do not anticipate, significant problems obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening, or adversely impact the viability, of our operations.

Airport authorities in the United States frequently require that our airport concessions meet minimum Airport Concession Disadvantaged Business Enterprise ("ACDBE") participation requirements. The Department of Transportation's ("DOT") ACDBE program is implemented by recipients of DOT Federal Financial Assistance, including airport agencies that receive federal funding. The ACDBE program is administered by the Federal Aviation Administration ("FAA"), state and local ACDBE certifying agencies and individual airports. The ACDBE program is designed to help ensure that small firms owned and controlled by socially and economically disadvantaged individuals can compete for airport contracting and concession opportunities in domestic passenger service airports. The ACDBE regulations require that airport recipients establish annual ACDBE participation goals, review the scope of anticipated large prime contracts throughout the year, and establish contract specific ACDBE participation goals. We generally meet the contract specific goals through an agreement providing for co-ownership of the retail location with a disadvantaged business enterprise. Frequently, and within the guidelines issued by the FAA, we may lend money to ACDBEs in connection with concession agreements in order to help the ACDBE fund the capital investment required under a concession agreement. The rules and regulations governing the certification of ACDBE participation in airport concession agreements are complex, and ensuring ongoing compliance is costly and time consuming. Further, if we fail to comply with the minimum ACDBE participation requirements in our concession agreements, we may be held responsible for breach of contract, which could result in the termination of a concession agreement and monetary damages. See "Item 1A. Risk Factors – Risks Related to our Business Operations – Failure to comply with minimum airport concession disadvantaged business enterprise participation goals and requirements could lead to lost business opportunities or the loss of existing business."

We are subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act, the Family and Medical Leave Act, the Affordable Care Act and various federal and state laws governing matters such as minimum wages, overtime, unemployment tax rates, workers' compensation rates, citizenship requirements and other working conditions. We are also subject to the Americans with Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our concession locations to make reasonable accommodations for disabled persons.

We are also subject to certain truth-in-advertising, general customs, consumer and data protection, product safety, workers' health and safety and public health rules that govern retailers in general, as well as the merchandise sold within the various jurisdictions in which we operate.

Employees

As of December 31, 2024, we had approximately 246 full-time and 66 part-time employees of XWELL. We consider our relationships with our employees to be good.

Corporate Information

Our common stock, par value $0.01 per share, which was previously listed since January 8, 2018 under the trading symbol "XSPA" on Nasdaq, has been listed under the trading symbol "XWELL" since October 25, 2022. Our principal executive offices are located at 254 West 31st Street, 11th Floor, New York, New York 10001. Our telephone number is (212) 309-7549 and our website address is *www.xwell.com*. We also operate the websites *www.xpresspa.com, www.xprescheck.com, www.hyperpointe.com* and *www.napleswaxcenter.com*.

References in this Annual Report on Form 10-K to our website address and websites we operate do not constitute incorporation by reference of the information contained on the websites. We make our filings with the Securities and Exchange Commission (the "SEC"), including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and amendments to the foregoing reports, available free of charge on or through our website as soon as reasonably practicable after we file these reports with, or furnish such reports to, the SEC. In addition, we post the following information on our website:

- our corporate code of conduct and our insider trading compliance manual; and

- charters for our audit committee, compensation committee, and nominating and corporate governance committee.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at *http://www.sec.gov*.

ITEM 1A. RISK FACTORS

We are subject to various risks that may materially harm our business, prospects, financial condition and results of operations. An investment in our common stock is speculative and involves a high degree of risk, and you should carefully consider the risks described below, together with the other information included in this Annual Report on Form 10-K, including the consolidated financial statements and related notes before making an investment decision regarding our common stock. Our business, financial condition, results of operations and the trading price of our common stock could be materially adversely affected by any of the following risks as well as the other risks highlighted elsewhere in this Annual Report on Form 10-K. Although this section discusses all of the material risks currently known to us, additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially affect our business, financial condition and results of operations.

If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties later materialize, that are not presently known to us or that we currently deem immaterial, then our business, prospects, results of operations and financial condition could be materially adversely affected. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our shares. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risk Factor Summary

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below following this summary, and should be carefully considered, together with other information in this Annual Report on Form 10-K, including the consolidated financial statements and related notes thereto, and our other filings with the SEC, before making an investment decision regarding our common stock.

Risks Related to our Financial Condition and Capital Requirements

- Our consolidated financial statements have been prepared on a going concern basis; we must raise additional capital to fund our operations in order to continue as a going concern;

- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

- Global economic and market conditions may adversely affect our business, financial condition, and operating results.

- Increasing inflation could adversely affect our business, financial condition, results of operations or cash flows.

- Our business requires substantial capital expenditures, and we may not have access to the capital required to maintain and grow our operations.

- The bio surveillance monitoring activities conducted by XpresTest are funded partially by government contracts awards, which may not be available to us in the future, and such contracts awards are subject to guidelines regulating certain aspects of our operations.

- Our ability to obtain funding for our bio surveillance monitoring activities from the CDC may be impacted by possible reductions in federal spending.

Risks Related to our Business Operations

- We depend on third parties to provide services critical to our XpresTest bio surveillance business, and we depend on them to comply with applicable laws and regulations. Additionally, any breaches of the information technology systems of third parties could have a material adverse effect on our operations.

- Our business operations may be materially impaired if we do not comply with privacy laws or information security policies.

- We have identified certain material weaknesses in our internal controls over financial reporting, which could impair our ability to produce accurate consolidated financial statements on a timely basis and result in material misstatements in our consolidated financial statements if not remediated. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results and current and potential stockholders may lose confidence in our financial reporting.

- Hardware and software failures or delays in our information technology systems, including failures resulting from our systems conversions or otherwise, could disrupt our operations and cause the loss of confidential information, customers and business opportunities or otherwise adversely impact our business.

- We must comply with complex and overlapping laws protecting the privacy and security of personal data.

- Our capital expenditures in Naples Wax Center locations may not generate a positive return and we will incur significant additional costs.

- We rely on international and domestic airplane travel, and the time that airline passengers spend in United States airports post-security. A decrease in the desire of customers to buy spa services and products, or decreased time spent in airports would negatively impact our operations.

- We rely on a limited number of distributors and suppliers for certain of our products, and events outside our control may disrupt our supply chain, which could result in an inability to perform our obligations under our concession agreements and cause us to lose our concessions.

- Our operating results may fluctuate significantly due to certain factors, some of which are beyond our control.

- Our expansion into new airports or off-airport locations may present increased risks due to our unfamiliarity with those areas.

- We may not be able to execute our growth strategy to expand and integrate new concessions or future acquisitions into our business or remodel existing concessions, our recently acquired entity or future acquisitions into our business or remodel existing concessions. Any new concessions, future acquisitions or remodeling of existing concessions may divert management resources, result in unanticipated costs, or dilute the ownership of our stockholders.

- If the estimates and assumptions we use to determine the size of our market are inaccurate, our future growth rate may be impacted. If we cannot hire adequate staff for our locations, we will not be able to operate.

- Our labor force could unionize, putting upward pressure on labor costs.

- We may not be able to predict accurately or fulfill customer preferences or demands.

- Our leases may be terminated, either for convenience by the landlord or because of a XpresSpa or Naples Wax event of default.

- Our ability to operate depends on the traffic patterns of the terminals in which we operate, and the cessation or disruption of air traveler traffic in these terminals would negatively impact XpresSpa and XpresTest's addressable market.

- Failure to comply with minimum airport concession disadvantaged business enterprise participation goals and requirements could lead to lost business opportunities or the loss of existing business.

- If we are unable to protect our customers' credit card data and other personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.

- Negative social media regarding XWELL, XpresSpa, Treat, XpresTest, Naples Wax Center or HyperPointe could result in decreased revenues and impact our ability to recruit worker.

- We source, develop, and sell products that may result in product liability defense costs and product liability payments.

- We and our subsidiaries have been, are, and may become involved in litigation that could divert management's attention and harm our businesses.

- Our failure or inability to protect the trademarks or other proprietary rights we use or claims of infringement by us of rights of third parties, could adversely affect our competitive position or the value of our brands.

- Our future acquisitions or business opportunities could involve unknown risks that could harm our business and adversely affect our financial condition and the results of operations.

Risks Related to Capital Stock

- Stock prices can be volatile, and this volatility may depress the price of our common stock.

- Holders of our Series G Preferred Stock are entitled to certain payments under the applicable Certificate of Designations that may be paid in cash, in shares of common stock or in additional shares of Series G Preferred Stock depending on the circumstances. If we make these payments in cash, it may require the expenditure of a substantial portion of our cash resources. If we make these payments in common stock, it may result in substantial dilution to the holders of our common stock.

- The Series G Preferred Stock and certain of our outstanding warrants contain certain anti-dilution provisions, which may dilute the interests of our stockholders, depress the price of our common stock, and make it difficult for us to raise additional capital.

- The Series G Certificate of Designations contains restrictive covenants and terms that may make it difficult to procure additional financing and that may affect our financial condition and results of operations.

- We have no current plans to pay dividends on our common stock, and our investors may not receive funds without selling their stock.

- Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

- If securities analysts do not publish research or reports about our business, or if they publish negative evaluations, the price of our common stock could decline.

- Having availed ourselves of scaled disclosure available to smaller reporting companies, we cannot be certain if such reduced disclosure will make our common stock less attractive to investors.

Other Risk Factors

- Our confidential information may be disclosed by other parties.

- We may fail to meet publicly announced financial guidance or other expectations about our business, which would cause our stock to decline in value.

Risks Related to our Financial Condition and Capital Requirements

Our consolidated financial statements have been prepared on a going concern basis; we must raise additional capital to fund our operations in order to continue as a going concern.

In its report dated April 15, 2025, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern as we have suffered recurring losses from operations and have insufficient liquidity to fund our future operations. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment. As of December 31, 2024, we had approximately $4,550 of cash and cash equivalents on hand. In order to have sufficient cash to fund our operations in the future, we will need to raise additional equity or debt capital and cannot provide any assurance that we will be successful in doing so. If we are unable to raise sufficient capital to fund our operations, we may need to delay, reduce or eliminate certain of our operations, sell some or all of our assets or merge with another entity.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, our estimated aggregate total gross net operating loss carryforwards ("NOLs") were $150,926 for U.S. federal purposes, expiring 20 years from the respective tax years to which they relate, and $114,321 for U.S. federal purposes with an indefinite life due to new regulations in the Tax Cuts and Jobs Act of 2017. Our ability to utilize our NOLs may be limited under Section 382 of the Internal Revenue Code ("Section 382"). The limitations apply if an ownership change, as defined by Section 382, occurs. Generally, an ownership change occurs when certain stockholders increase their aggregate ownership by more than 50 percentage points over their lowest ownership percentage in a testing period (typically three years). Additionally, the Tax Reform Act of 1986 imposed substantial restrictions on the utilization of NOL and tax credits in the event of an ownership change of a corporation. Thus, our ability to utilize all such NOL and credit carryforwards may be limited. Future changes in stock ownership may also trigger an ownership change and, consequently, a Section 382 limitation.

Global economic and market conditions may adversely affect our business, financial condition, and operating results.

Our business plan depends significantly on worldwide economic conditions and our success is dependent on consumer spending, which is sensitive to, among others, trade disputes, the imposition of tariffs, and other protectionist policies enacted by various governments, economic downturns, inflation and any associated rise in unemployment, declines in consumer confidence, adverse changes in exchange rates, increases in interest rates, the impact of high energy, fuel, food and healthcare costs, deflation, direct or indirect taxes, increases in consumer debt levels; fears of war or actual conflicts, such as the Russian invasion of Ukraine and the armed conflict between Israel and Palestine, civil unrest, terrorism or violence, and increased stock market volatility. As a result, economic downturns may have a material adverse impact on our business, financial condition, and results of operations. Moreover, uncertainty about global economic conditions poses a risk as businesses and individuals may postpone spending in response to tighter credit, negative financial news and declines in income or asset values. This could have a negative effect on corporate and individual spending on health and wellness and travel. These factors, taken together or individually, could cause material harm to our business, financial condition, and results of operations.

Increasing inflation could adversely affect our business, financial condition, results of operations or cash flows.

Inflation and some of the measures taken by or that may be taken by the governments in countries where we operate to curb inflation may have negative effects on the economies of those countries generally. If the United States or other countries where we operate experience substantial inflation in the future, our business may be adversely affected. In addition, we may not be able to adjust the prices we charge for our products and services to offset the impact of inflation on our expenses, leading to an increase in our operating expenses and a reduction in our margins. This could have a material adverse impact on our business, financial condition, results of operations or cash flows.

Our business requires substantial capital expenditures, and we may not have access to the capital required to maintain and grow our operations.

The development of our new branding concept in the travel health and wellness space, as well as maintaining and expanding our operations in our existing and new locations, are all capital-intensive activities. Specifically, the construction, redesign, and maintenance of our locations in airport terminals where we operate, technology costs, and compliance with applicable laws and regulations require substantial capital expenditures. Moreover, the creation of a digital platform in the travel health and wellness space will take substantial capital resources. In connection with all the foregoing, we will require significant capital to fund our operations and respond to potential strategic opportunities, such as investments, acquisitions and expansions.

Since mid-2020, we generally have been able to obtain additional capital through access to the equity markets and the sale of our securities. We have mitigated the cash crisis we faced in the first half of 2020. However, throughout our operating history prior to the successful launch of our XpresCheck business, we did not generate sufficient cash from operations to fund new store development. Accordingly, we will be dependent upon managing and effectively deploying our existing cash resources and may require additional funding to fully realize the design and implementation of our travel health and wellness concept. If and to the extent we determine whether it is necessary or desirable, we may not be able to obtain such additional financing through equity capital when needed, on acceptable terms to us, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our common stock. Moreover, our ability to raise additional equity capital may be constrained because of our relatively low stock price, and we may need to undertake a reverse stock split in the near future to maintain compliance with the Nasdaq listing rules and to maintain flexibility in access to the equity capital markets. If we are unable to obtain additional funding on a timely basis, on terms acceptable to us, or at all, we may be required to curtail or terminate some or all our business plans. Any such financing that we undertake will likely be dilutive to our current stockholders.

We must continue to invest capital to maintain or to improve the success of our concessions and to meet refurbishment requirements in our concessions. Decisions to expand into new terminals could also affect our capital needs. Our actual capital expenditures in any year will vary depending on, among other things, the extent to which we are successful in renewing existing concessions and winning additional concession agreements.

The bio surveillance monitoring activities conducted by XpresTest are funded partially by government contract awards, which may not be available to us in the future, and such contract awards are subject to guidelines regulating certain aspects of our operations.

We have received and intend to continue to seek funding for the bio surveillance monitoring activities conducted by XpresTest under contract with Ginkgo Bioworks. However, funding by the CDC or other governmental agencies may be significantly reduced or eliminated in the future for several reasons. For example, some programs are subject to a yearly appropriations process overseen by the U.S. Congress. In addition, we may not receive full funding under current or future contracts because of the budgeting constraints of the CDC or the unsatisfactory performance of past contracts. Therefore, we cannot provide any assurance that we will receive any future funding under contracts from any government agencies, or, if received, we will realize the full value of the contract. Any such reductions failure to realize expected funds could delay the development of our business.

Our operations conducted under such federal contracts are subject to certain federal regulations regarding how we conduct our business, and we will be obligated to abide by the agreement terms relating to those contracts. Failure to follow the regulations and agreement terms could jeopardize our ability to realize the value of our government contracts and our ability to obtain future government contracts, which could have a material adverse effect on our results of operations and financial condition. In addition, any failure to comply with applicable laws or regulations affecting such contracts could harm our business and divert our management's attention.

Our ability to obtain funding for our bio surveillance monitoring activities from the CDC may be impacted by possible reductions in federal spending.

U.S. federal government agencies currently face potentially significant spending reductions. The U.S. federal budget remains in flux, however, which could, among other things, result in budget cuts to the CDC and otherwise affect federal spending on public health surveillance. Changing attitudes may lead to a decrease in funding available for bio surveillance monitoring activities. The full impact on our business and financial condition of any future budget cuts to the CDC or other programs is uncertain. In addition, we cannot predict any impact which the actions of President Trump's administration and the U.S. Congress may have on the federal budget, which may in turn affect federal funding on public health surveillance, which may have a negative impact on our business and financial condition.

We operate globally and changes in tax laws could adversely affect our results.

We operate globally and changes in tax laws could adversely affect our results. We have international operations and generate substantial revenues and profits in foreign jurisdictions. The domestic and international tax environments continue to evolve because of tax changes in various jurisdictions in which we operate and changes in the tax laws in certain countries, including the United States, could impact our future operating results. A significant increase in the U.S. corporate tax rate could negatively impact our financial results. The OECD's framework implements a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as "Pillar Two"). Certain jurisdictions in which the Company operates have enacted their respective tax laws to comply with Pillar Two. Starting in 2025, we have come within the scope of the Pillar Two rules. As of now, we do not expect Pillar Two to have a material impact on our effective tax rate or our consolidated results of operation, financial position, and cash flows. We will continue to monitor pending legislation and implementation by individual countries.

Risks Related to our Business Operations

We use potentially hazardous materials, chemicals, and patient samples in our XpresTest diagnostic testing and bio surveillance business and any disputes relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our professional practice partners' diagnostic testing activities involve the controlled use of hazardous laboratory materials and chemicals, including small quantities of acid and alcohol, and patient samples. They are subject to U.S. laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste. They could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, and conveyance, processing, and storage of and data on patient samples. If they fail to comply with applicable laws or regulations, they could be required to pay penalties or be held liable for any damages that result, and this liability could exceed their financial resources. Further, future changes to environmental health and safety laws could cause them to incur additional expenses or restrict operations.

In the event of a lawsuit or investigation concerning such hazardous materials, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials or patient samples that may contain infectious materials. The cost of this liability could exceed our resources. While we expect to maintain broad form liability insurance coverage for these risks, and we expect our professional practice partner to maintain appropriate malpractice insurance, the level or breadth of our or their coverage may not be adequate to fully cover potential liability claims to which we might be exposed.

U.S. Food and Drug Administration ("FDA") regulation of diagnostic products could result in increased costs and the imposition of fines or penalties and could have a material adverse effect upon our business.

The FDA has regulatory responsibility for instruments, test kits, reagents and other devices used by clinical laboratories. The FDA enforces laws and regulations that govern the development, testing, manufacturing, performance, labeling, advertising, marketing, distribution, and surveillance of diagnostic products, and it regularly inspects and reviews the manufacturing processes and product performance of diagnostic products.

FDA regulation of the diagnostic products we use could result in increased costs and administrative and legal actions for noncompliance, including warning letters, fines, penalties, product suspensions, product recalls, injunctions, and other civil and criminal sanctions, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.

If we fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our businesses, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition.

Our XpresTest operations may be subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among other things:

- CLIA, which requires that laboratories obtain certification from the federal government, and state licensure laws;

- FDA laws and regulations;

- federal and state healthcare laws and regulations, including fraud and abuse laws such as the anti-kickback laws and false claims acts;

- state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of personal data and mandating reporting of breaches to affected individuals and state regulators;

- state laws that impose reporting and other compliance-related requirements; and

- similar foreign laws and regulations that apply to us in the countries in which we operate.

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. Our failure to comply could lead to civil or criminal penalties, exclusion from participation in state and federal healthcare programs, or prohibitions or restrictions on our laboratory's ability to provide or receive payment for our services. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties.

We have identified certain material weaknesses in our internal controls over financial reporting, which could impair our ability to produce accurate consolidated financial statements on a timely basis and result in material misstatements in our consolidated financial statements if not remediated. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results and current and potential stockholders may lose confidence in our financial reporting

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for each fiscal year. This requires us to incur substantial additional professional fees and internal costs to expand our accounting and finance functions and we expend significant management efforts.

As of the fiscal year ended December 31, 2024, our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) under the Exchange Act. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Based upon that evaluation, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to the following material weaknesses:

1) The Company did not properly design, implement, and consistently operate effective controls over the completeness and accuracy of its accounting for leases under ASC 842.

2) The Company did not properly design or maintain effective entity level monitoring controls over the financial close and reporting process.

3) The Company did not design or maintain effective controls over its service organizations and IT vendors. More specifically, the Company did not have controls in place to review the applicable complementary user entity controls described in the service organizations' reports for their potential impact on the Company's financial reporting.

4) The Company did not design, implement, and consistently operate effective controls over the revenue process. The Company's controls surrounding the revenue reports and reconciliations were not designed and did not operate at a level of precision that would prevent or detect a material misstatement.

5) The Company did not design, implement, and consistently operate effective controls over its' foreign subsidiaries.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We cannot assure you that any of our remedial measures will be effective in resolving our material weaknesses.

Management is committed to the remediation of the material weaknesses described above, as well as the continued improvement of the Company's internal control over financial reporting. Management has implemented, and continues to implement, the actions described below to remediate the underlying causes of the control deficiencies that gave rise to the material weaknesses. Until the remediation efforts described below, including any additional measures management identifies as necessary, are completed, the material weaknesses described above will continue to exist. We cannot provide any assurance that the below remediation efforts will be successful or that our internal control over financial reporting will be effective because of these efforts. Management has commenced the following actions and will continue to assess additional opportunities for remediation on an ongoing basis:

1) The Company has turned on the multi-currency features related to its cloud-based accounting systems.

2) The Company has engaged outside service providers to assist with the valuation, accounting, and recording of key reporting areas such as leases, revenue recognition and stock compensation expense.

3) The Company has contracted an independent consulting firm to assist with the preparation of the Financial Statements and U.S. GAAP accounting research.

4) The Company has engaged outside service providers to review the applicable complementary user entity controls described in the service organizations' reports for their potential impact on the Company's financial reporting.

We cannot assure you that any of our remedial measures will be effective in resolving our material weaknesses.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls or remediate our material weaknesses, we may not be able to produce timely and or accurate financial statements, which may lead to material misstatements in our financial statements. This could result in a restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations, reduce our ability to obtain financing or cause investors to lose confidence in our reported financial information. If that were to happen, the market price of our common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities.

We depend on third parties to provide services critical to our XpresTest bio surveillance business, and we depend on them to comply with applicable laws and regulations. Additionally, any breaches of the information technology systems of third parties could have a material adverse effect on our operations.

We depend on third parties to provide services critical to our XpresTest bio surveillance business, including supplies, ground and air transport of clinical and diagnostic testing supplies and specimens, research products, and people, among other services. Third parties that provide services to us are subject to similar risks related to security of customer-related information and compliance with U.S., state, local, or international environmental, health and safety, and privacy and security laws and regulations as those faced by us. Any failure by third parties to comply with applicable laws, or any failure of third parties to provide services more generally, could have a material impact on us, whether because of the loss of the ability to receive services from the third parties, our legal liability for the actions or inactions of third parties, or otherwise. In addition, third parties to whom we outsource certain services or functions may process personal data, or other confidential information belonging to us. A breach or attack affecting these third parties could also harm our business, results of operations and reputation.

Our business operations and reputation may be materially impaired if we do not comply with privacy laws or information security policies.

We collect, generate, process, or maintain sensitive information, such as patient data and other personal information. If we do not use or adequately safeguard that information in compliance with applicable requirements under federal, state, and international laws, or if it were disclosed to persons or entities that should not have access to it, our business could be materially impaired, our reputation could suffer, and we could be subject to fines, penalties, and litigation. In the event of a data security breach, we may be subject to notification obligations, litigation and governmental investigation or sanctions, and may suffer reputational damage, which could have an adverse impact on our business.

We are subject to laws and regulations regarding protecting the security and privacy of certain personal information, including state laws, including, among others, the California Consumer Privacy Act.

Hardware and software failures or delays in our information technology systems, including failures resulting from our systems conversions or otherwise, could disrupt our operations and cause the loss of confidential information, customers and business opportunities or otherwise adversely impact our business.

IT systems are used extensively in virtually all aspects of our business, including clinical testing, test reporting, billing, customer service, logistics and management of medical data. Our success depends, in part, on the continued and uninterrupted performance of our IT systems. A failure or delay in our IT systems could impede our ability to serve our customers and patients and protect their confidential personal data. Despite redundancy and backup measures and precautions that we have implemented, our IT systems may be vulnerable to damage, disruptions, and shutdown from a variety of sources, including telecommunications or network failures, system conversion or standardization initiatives, human acts, and natural disasters. These issues can also arise because of failures by third parties with whom we do business and for which we have limited control. Any disruption or failure of our IT systems could have a material impact on our ability to serve our customers and patients, including negatively affecting our reputation in the marketplace.

We must comply with complex and overlapping laws protecting the privacy and security of personal data.

We are required to collect and maintain personal information about our employees as well as receive and transfer certain payment information, to accept payments from our customers, including credit card information. Most states have adopted laws requiring notification of affected individuals and state regulators in the event of a breach of personal information Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information. Activities outside of the United States implicate local and national data protection standards, impose additional compliance requirements, and generate additional risks of enforcement for non-compliance. The collection and use of such information may be subject to contractual obligations as well. If the security and information systems that we or our outsourced third-party providers use to store or process such information are compromised or if we, or such third parties, otherwise fail to comply with these laws, regulations, and contractual obligations, we could face litigation and the imposition of penalties that could adversely affect our financial performance.

We must comply with all applicable privacy and data security laws to operate our business and may be required to expend significant capital and other resources to ensure ongoing compliance, to protect against security breaches and hackers or to alleviate problems caused by such breaches. Breaches of personal data may be extremely expensive to remediate, may prompt federal or state investigation, fines, civil and/or criminal sanctions, and significant reputational damage.

Our capital expenditures in Naples Wax locations may not generate a positive return and we will incur significant additional costs.

Our capital expenditures may not generate a positive return. Significant capital expenditures will be required to construct Naples Wax centers to accommodate our proposed new business model. No assurance can be given that our future capital expenditures will generate a positive return or that we will have adequate capital available to finance such construction or renovations. If we are unable to, or elect not to, pay for costs associated with such construction or renovations, our competitive position could be harmed. These developments, and others that are difficult or impossible to predict, could materially impact our business, financial results, cash flows, and financial position.

We rely on international and domestic airplane travel, and the time that airline passengers spend in United States airports post-security. A decrease in the desire of customers to buy spa services and products, or decreased time spent in airports would negatively impact our operations.

We depend upon a large number of airplane travelers with the propensity for health and wellness, and in particular spa treatments and products, spending significant time post-security clearance check points at airports. The number of airline travelers at any given time is volatile and subject to change. If the time that these travelers spend post-security clearance at airports decreases, and/or if travelers' ability or willingness to pay for our products and services diminishes, this could have an adverse effect on our growth, business activities, cash flow, financial condition, and results of operations. Some reasons for these events could include:

- terrorist activities (including cyber-attacks) impacting either domestic or international travel through airports where we operate, causing fear of flying, flight cancellations, or an economic downturn, fears of war or actual conflicts, such as the Russian invasion of Ukraine, the armed conflict between Israel and Palestine, civil unrest, terrorism or violence or any other events of a similar nature, even if not directly affecting the airline industry, may lead to a significant reduction in the number of airline passengers;

- a decrease in business spending that impacts business travel, such as a recession;

- a decrease in consumer spending that impacts leisure travel, such as a recession or a stock market downturn or a change in consumer lending regulations impacting available credit for leisure travel;

- an increase in airfare prices that impacts the willingness of air travelers to fly, such as an increase in oil prices or heightened taxation from federal or other aviation authorities;

- severe weather, ash clouds, airport closures, natural disasters, strikes or accidents (airplane or otherwise), causing travelers to decrease the amount that they fly and any of these events, or any other event of a similar nature, even if not directly affecting the airline industry, may lead to a significant reduction in the number of airline passengers;

- as to our spa business, scientific studies that malign the use of spa services or the products used in spa services, such as the impact of certain chemicals and procedures on health and wellness;

- streamlined security screening checkpoints, which could decrease the wait time at checkpoints and therefore the time air travelers' budget for spending time at the airport; or

- Customer preferences for services in general at the airport could change as dwell times in US airports continue to go down and more airports are focusing available concession space on quicker service food and beverage concepts.

Further, any disruption to, or suspension of services provided by airlines and the travel industry because of financial difficulties, labor disputes, construction work, increased security, changes to regulations governing airlines, mergers and acquisitions in the airline industry, higher fuel prices and challenging economic conditions causing airlines to reduce flight schedules or increase the price of airline tickets could negatively affect the number of airline passengers.

Additionally, the threat of terrorism and governmental measures in response thereto, such as increased security measures, recent executive orders in the United States impacting entry into the United States and changing attitudes towards the environmental impacts of air travel may in each case reduce demand for air travel and, as a result, decrease airline passenger traffic at airports.

Furthermore, the exit of an airline from a market or the bankruptcy of an airline could reduce the number of airline passengers in a terminal or airport where we operate and have a material adverse impact on our business, financial condition, and results of operations.

The effect that these factors would have on our business depends on their magnitude and duration, and a reduction in airline passenger numbers will result in a decrease in our sales and may have a materially adverse impact on our business, financial condition, and results of operations.

We rely on a limited number of distributors and suppliers for certain of our products, and events outside our control may disrupt our supply chain, which could result in an inability to perform our obligations under our concession agreements and cause us to lose our concessions.

We rely on a small number of suppliers for our products. As a result, these suppliers may have increased bargaining power, and we may be required to accept less favorable purchasing terms. In the event of a dispute with a supplier, the delivery of a significant amount of merchandise may be delayed or cancelled, or we may be forced to purchase merchandise from other suppliers on less favorable terms. Such events could cause turnover to fall or costs to increase, adversely affecting our business, financial condition, and results of operations. We have publicized our sale of certain brands of products in our stores – our failure to sell these brands may adversely affect our business.

Further, damage or disruption to our supply chain due to any of the following could impair our ability to sell our products: adverse weather conditions or natural disaster, government action, fire, terrorism, cyber-attacks, the outbreak or escalation of armed hostilities (such as the Russian invasion of Ukraine and the armed conflict between Israel and Palestine), pandemics, industrial accidents or other occupational health and safety issues, strikes and other labor disputes, customs or import restrictions or other reasons beyond our control or the control of our suppliers and business partners. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition, and results of operations, as well as require additional resources to restore our supply chain.

Our operating results may fluctuate significantly due to certain factors, some of which are beyond our control.

Our operating results may fluctuate from period to period significantly because of numerous factors, including:

- the timing and size of new unit openings, particularly the launch of new terminals;

- passenger traffic and seasonality of air travel;

- changes in the price and availability of supplies;

- macroeconomic conditions, nationally, locally and internationally;

- changes in consumer preferences and competitive conditions;

- expansion to new markets and new locations; and

- increases in infrastructure costs, including those costs associated with the build-out of new concession locations and renovating existing concession locations.

Our operating results may fluctuate significantly because of the factors discussed above. Accordingly, results for any period are not necessarily indicative of results to be expected for any other period or for any year.

Our expansion into new airports or off-airport locations may present increased risks due to unfamiliarity with those areas.

Our growth strategy depends upon developing our off-airport locations which will include travel health and wellness mini locations and the expansion of Naples Wax. Those markets and locations may have demographic characteristics, consumer tastes and discretionary spending patterns that are different from those in the markets where our existing spa and testing operations are located. As a result, new airport terminal and/or off-airport operations may be less successful than existing concession locations in current airport terminals. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion, and culture. We may also be unfamiliar with local laws, regulations, and administrative procedures, including the procurement of spa services retail licenses, in new markets which could delay the build-out of new concession locations and prevent it from achieving its target revenues on a timely basis.

Operations in new markets may also have lower average revenues or enplanements than in the markets where we currently operate. Operations in new markets may also take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby negatively affecting the results of operations.

Our growth strategy is dependent in part on our ability to successfully identify and open new locations.

Our growth strategy is, among others, dependent in part on our ability to successfully identify and open new locations. We will need to assess and mitigate the risk of any new locations, to open the location on favorable terms and to successfully integrate their operations with ours. We may not be able to successfully identify opportunities that meet these criteria, or, if we do, we may not be able to successfully negotiate and open new locations on a timely basis. If we are unable to identify and open new locations in accordance with its operating plan, our revenue growth rate and financial performance may fall short of our expectations.

Our profitability relating to our operations depends on the number of airline passengers in the terminals in which we have concessions. Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition, and results of operations.

The number of airline passengers that visit the terminals in which we have concessions is dependent in part on decisions made by airlines and airport authorities relating to flight arrivals and departures. A decrease in the number of flights and a resulting decrease in airline passengers could result in fewer sales, which could lower our profitability and negatively impact our business, financial condition, and results of operations. Concession agreements generally provide for a minimum annual guaranteed payment ("MAG") payable to the airport authority or landlord regardless of the amount of sales at the concession. Currently, most of our concession agreements provide for a MAG that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results, or other metrics. If there are fewer airline passengers than expected or if there is a decline in the sales per airline passenger at these facilities, we will nonetheless be required to pay the MAG or fixed rent and our business, financial condition and results of operations may be materially adversely affected.

Furthermore, the exit of an airline from a market or the bankruptcy of an airline could reduce the number of airline passengers in a terminal or airport where we operate and have a material adverse impact on our business, financial condition, and results of operations.

We may not be able to execute our growth strategy to expand and integrate new concessions, our recently acquired entity or future acquisitions into our business or remodel existing concessions. Any new concessions, future acquisitions or remodeling of existing concessions may divert management resources, result in unanticipated costs, or dilute the ownership of our stockholders.

Part of our growth strategy is to expand and remodel our existing facilities and to seek new concessions through tenders, direct negotiations, or other acquisition opportunities. In this regard, our future growth will depend upon several factors, such as our ability to identify any such opportunities, structure a competitive proposal and obtain required financing and consummate an offer. Our growth strategy will also depend on factors that may not be within our control, such as the timing of any concession or acquisition opportunity.

We must also strategically identify which airport terminals and concession agreements to target based on numerous factors, such as airline passenger numbers, airport size, the type, location and quality of available concession space, level of anticipated competition within the terminal, potential future growth within the airport and terminal, rental structure, financial return, and regulatory requirements. We cannot provide assurance that this strategy will be successful.

In addition, we may encounter difficulties integrating expanded or new concessions or any acquisitions. Such expanded or new concessions or acquisitions may not achieve anticipated turnover and earnings growth or synergies and cost savings. Delays in the commencement of new projects and the refurbishment of concessions can also affect our business. In addition, we will expend resources to remodel our concessions and may not be able to recoup these investments. A failure to grow successfully may materially adversely affect our business, financial condition, and results of operations.

New concessions and acquisitions, and in some cases future expansions and remodeling of existing concessions, could pose numerous risks to our operations, including that we may:

- have difficulty integrating operations or personnel;

- incur substantial unanticipated integration costs;

- experience unexpected construction and development costs and project delays;

- face difficulties associated with securing required governmental approvals, permits and licenses (including construction permits) in a timely manner and responding effectively to any changes in federal, state or local laws and regulations that adversely affect our costs or ability to open new concessions;

- have challenges identifying and engaging local business partners to meet ACDBE requirements in concession agreements;

- not be able to obtain construction materials or labor at acceptable costs;

- face engineering or environmental problems associated with our new and existing facilities;

- experience significant diversion of management attention and financial resources from our existing operations in order to integrate expanded, new or acquired businesses, which could disrupt our ongoing business;

- lose key employees, particularly with respect to acquired or new operations;

- have difficulty retaining or developing acquired or new business customers;

- impair our existing business relationships with suppliers or other third parties as a result of acquisitions;

- fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of acquisitions, new concessions, or remodeling; and

- incur liabilities from the acquired businesses and we may not be successful in seeking indemnification for such liabilities.

In connection with acquisitions or other similar investments, we could incur debt or amortization expenses related to intangible assets, suffer asset impairments, assume liabilities, or issue stock that would dilute the percentage of ownership of our then-current stockholders. We may not be able to complete acquisitions or integrate the operations, products, technologies, or personnel gained through any such acquisition, which may have a materially adverse impact on our business, financial condition, and results of operations.

If the estimates and assumptions we use to determine the size of our market are inaccurate, our future growth rate may be impacted.

Market opportunity estimates and growth forecasts are subject to uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this Annual Report on Form 10-K relating to the size and expected reemergence of the travel retail market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and rate of return to normalized travel activity, our business could fail to reemerge or grow at similar rates, if at all. The principal assumptions relating to our market opportunity include projected reemergence and growth in the travel retail market and our share of the market. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

We currently rely on a skilled, licensed labor force to provide our services, and the supply of this labor force is finite. If we cannot hire adequate staff for our locations, we will not be able to operate.

As of December 31, 2024, we had approximately 246 full-time and 66 part-time employees. Excluding some dedicated retail staff, most of our employees in our locations are licensed to perform spa services, and hold such licenses as masseuses, nail technicians, and aestheticians. The demand for these licensed technicians has been increasing as more consumers gravitate to health and wellness treatments such as spa services. We compete not only with other airport-based spa companies but also with spa companies outside of the airport for this skilled labor force. In addition, all staff hired by us must pass the background checks and security clearances necessary to work in airport locations. If we are unable to attract and retain qualified staff to work in our airport locations, our ability to operate in such locations, and our business and financial condition will be impacted negatively.

Our business is subject to various laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to various laws and regulations in the United States, Netherlands, Turkey, and United Arab Emirates that affect the operation of our concessions. The impact of current laws and regulations, the effect of changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse impact on our results of operations.

Failure to comply with the laws and regulatory requirements of governmental authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines, and civil and criminal liability. In addition, certain laws may require us to expend significant funds to make modifications to our concessions to comply with applicable standards. Compliance with such laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Our labor force could unionize, putting upward pressure on labor costs.

Major players in labor organizations could target our locations for its unionization efforts. In the event of the successful unionization of all our labor force, we would likely incur additional costs in the form of higher wages, more benefits such as vacation and sick leave, and potentially also higher health care insurance costs.

We compete for new locations in airports and may not be able to secure new locations.

We participate in the highly competitive and lucrative airport concessions industry, and as a result compete for retail leases with a variety of larger, better capitalized concessions companies as well as smaller, mid-tier and single unit operators. Frequently, an airport includes only one similar travel health and wellness concept per terminal within its retail offering and, in those instances, we compete primarily with these other concessionaires.

We may not be able to predict accurately or fulfill customer preferences or demands.

We derive a significant amount of our revenue from the sale of massage, cosmetic and luxury products which are subject to rapidly changing customer tastes. The availability of new products and changes in customer preferences has made it more difficult to predict sales demand for these types of products accurately. Our success depends in part on our ability to predict and respond to quickly changing consumer demands and preferences, and to translate market trends into appropriate merchandise offerings. Additionally, due to our limited sales space relative to other retailers, the proper selection of salable merchandise is an important factor in revenue generation. We cannot provide assurance that our merchandise selection will correspond to actual sales demand. If we are unable to predict or rapidly respond to sales demand or to changing styles or trends, or if we experience inventory shortfalls on popular merchandise, our revenue may be lower, which could have a materially adverse impact on our business, financial condition, and results of operations.

Our leases may be terminated, either for convenience by the landlord or because of a XpresSpa or Naples Wax default.

We have stores and kiosks in several airports and off airport locations in which the landlord, with prior written notice to us, can terminate our lease, including for convenience or as necessary for operations. If a landlord elects to terminate a lease, we may have to shut down one or more affected locations.

Additionally, our leases have numerous provisions governing the operation of our stores. Violation of one or more of these provisions, even unintentionally, may result in the landlord finding that we are in default of the lease. Violation of lease provisions may result in fines and, in some cases, termination of a lease.

Our ability to operate depends on the traffic patterns of the terminals in which we operate, and the cessation or disruption of air traveler traffic in these terminals would negatively impact XpresSpa's and XpresTest's addressable market.

We depend on a high volume of air travelers in its terminals. It is possible that a terminal in which we operate could become subject to a lower volume of air travelers, which would significantly impact traffic near and around our locations and therefore its total addressable market. Lower volume in a terminal could be caused by:

- terminal construction that results in the temporary or permanent closure of a unit, or adversely impacts the volume or pattern of traffic flows within an airport;

- an airline utilizing an airport in which we operate could abandon that airport or an individual terminal in favor of other airports or terminals, or because it is contracting operations; or

- adverse weather conditions could cause damage to the terminal or airport in which we operate, resulting in the temporary or permanent closure of a unit.

We are dependent on our local partners.

Our local partners, including our ACDBE partners, maintain ownership interests in certain of our locations. Our participation in these operating entities differs from market to market. While the precise terms of each relationship vary, our local partners may have control over certain portions of the operations of these concessions. The stores are operated pursuant to the applicable joint venture agreement governing the relationship between us and our local partner. Generally, these agreements also provide that strategic decisions are to be made by a committee comprised of us and our local partner. These concessions involve risks that are different from the risks involved in operating a concession independently, and include the possibility that our local partners:

- are in a position to take action contrary to our instructions, our requests, our policies, our objectives or applicable laws;

- take actions that reduce our return on investment;

- go bankrupt or are otherwise unable to meet their capital contribution obligations;

- have economic or business interests or goals that are or become inconsistent with our business interests or goals; or

- take actions that harm our reputation or restrict our ability to run our business.

Failure to comply with minimum airport concession disadvantaged business enterprise participation goals and requirements could lead to lost business opportunities or the loss of existing business.

Pursuant to ACDBE participation requirements, we are often required to meet, or use good faith efforts to meet, certain minimum ACDBE participation requirements when bidding on or submitting proposals for new concession contracts. If we are unable to find and/or partner with an appropriate ACDBE, we may lose opportunities to open new locations. In addition, several of our existing leases contain minimum ACDBE participation requirements which require the ACDBE to own a significant portion of the business being operated under those leases. The level of ACDBE participation requirements may affect our profitability and/or its ability to meet financial forecasts.

Further, if we fail to comply with the minimum ACDBE participation requirements, we may be held responsible for a breach of contract, which could result in the termination of a lease and impairment of our ability to bid on or obtain future concession contracts. To the extent that our leases are terminated, and we are required to shut down one or more store locations, there could be a material adverse impact on our business and results of operations.

Continued minimum wage increases could negatively impact our cost of labor.

An increase in the minimum wage could increase our cost of labor and have an adverse impact on our business, financial condition, and results of operations.

Information technology systems failure or disruption, or changes to information technology related to payment systems, could impact our day-to-day operations.

Our information technology systems are used to record and process transactions at our point-of-sale interfaces and to manage our operations. These systems provide information regarding most aspects of our financial and operational performance, statistical data about our customers, our sales transactions, and our inventory management. Fire, natural disasters, power-loss, telecommunications failure, break-ins, terrorist attacks (including cyber-attacks), computer viruses, electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage or impact our information technology systems at any time. These events could cause system interruption, delays or loss of critical data and could disrupt our acceptance and fulfillment of customer orders, as well as disrupt our operations and management. For example, although our point-of-sales systems are programmed to operate and process customer orders independently from the availability of our central data systems and even of the network, if a problem were to disable electronic payment systems in our stores, credit card payments would need to be processed manually, which could result in fewer transactions. Significant disruption to systems could have a material adverse impact on our business, financial condition, and results of operations.

We also continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our customers. Future enhancements and modifications to our technology could consume considerable resources. We may be required to enhance our payment systems with new technology, which could require significant expenditures. If we are unable to maintain and enhance our technology to process transactions, we may experience a materially adverse impact on our business, financial condition, and results of operations.

If we are unable to protect our customers' credit card data and other personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.

Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of other personal information, including order history, travel history and other preferences, exposes us to increased risk of privacy and/or security breaches as well as other risks. Our sales are by credit or debit cards. Additionally, we collect and store personal information from individuals, including our customers and employees.

In the future, we may experience security breaches in which credit and debit card information or other personal information is stolen. Although we use secure private networks to transmit confidential information, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and its security measures and those of technology vendors may not effectively prohibit others from obtaining improper access to this information. The techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period. Advances in computer and software capabilities, new tools, and other developments may increase the risk of such a breach. Further, the systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us. In addition, contractors, or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent its security measures to misappropriate such information and may purposefully or inadvertently cause a breach involving such information. If a person can circumvent our security measures or those of third parties, he or she could destroy or steal valuable information or disrupt our operations. We may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse effect on its business or results of operations. Further, adverse publicity resulting from these allegations could significantly harm its reputation and may have a material adverse effect on it. Although we carry cyber liability insurance to protect against these risks, there can be no assurance that such insurance will provide adequate levels of coverage against all potential claims.

Negative social media regarding XWELL, XpresSpa, XpresTest, Naples Wax Center or HyperPointe could result in decreased revenues and impact our ability to recruit workers.

Our affinity among consumers is highly dependent on their positive feelings about our brands, our customer service and the range and quality of services and products that we offer. A negative customer experience that is posted to social media outlets and is distributed virally could tarnish each of the XpresSpa, XpresTest, Naples Wax Center, or HyperPointe brands and our customers may opt to no longer engage with that particular brand, or any of our brands.

We employ people in multiple different jurisdictions, and the employment laws of those jurisdictions are subject to change. In addition, our services are regulated through government-issued operating licenses. Noncompliance with applicable laws could result in employee lawsuits or legal action taken by government authorities.

We must comply with a variety of employment and business practices laws across the United States, Netherlands, Turkey, and United Arab Emirates. We monitor the laws governing our activities, but in the event we do not become aware of a new regulation or fail to comply with a regulation, we could be subject to disciplinary action by governing bodies and potentially employee lawsuits.

We source, develop, and sell products that may result in product liability defense costs and product liability payments.

Our products contain ingredients that are deemed to be safe by the FDA and the Federal Food, Drug and Cosmetics Act. However, there is no guarantee that these ingredients will not cause adverse health effects to some consumers given the wide range of ingredients and allergies amongst the general population. We may face substantial product liability exposure for products we sell to the public or that we use in our services. Product liability claims, regardless of their merits, could be costly and divert management's attention, and adversely affect our reputation and the demand for our products and services. To date, we have not been named as a defendant in any product liability action.

We and our subsidiaries have been, are, and may again become involved in litigation that could divert management's attention and harm our businesses.

Litigation is often expensive and diverts management's attention and resources, which could adversely affect our businesses. We may be exposed to claims against us even if no wrongdoing has occurred. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend, disruptive to our management's attention and to our resources, damaging to our reputation and brand, and may cause us to incur significant expenses. Even if we have the right to be indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations.

New legislation, regulations or court rulings related to enforcing patents could harm our business and operating results.

Intellectual property is the subject of intense scrutiny by the courts, legislatures, and executive branches of governments around the world. Various patent offices, governments or intergovernmental bodies may implement new legislation, regulations or rulings that impact the patent enforcement process, or the rights of patent holders and such changes could negatively affect licensing efforts and/or litigations. For example, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increases in the cost to resolve patent disputes and other similar developments could negatively affect our ability to assert our patent or other intellectual property rights.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become enacted as laws. Compliance with any new or existing laws or regulations could be difficult and expensive, affect the way we conduct our business and negatively impact our business, prospects, financial condition, and results of operations.

Our failure or inability to protect the trademarks or other proprietary rights we use or claims of infringement by us of the rights of third parties, could adversely affect our competitive position or the value of our brands.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position. However, any actions that we take to protect the intellectual property we use may not prevent unauthorized use or imitation by others, which could have an adverse impact on our image, brand, or competitive position. If we commence litigation to protect our interests or enforce our rights, we could incur significant legal fees. We also cannot provide assurance that third parties will not claim infringement by us of their proprietary rights. Any such claim, whether or not it has merit, could be time consuming and distracting for our management, result in costly litigation, cause changes to existing retail concepts or delays in introducing retail concepts, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse impact on our business, financial condition, and results of operations.

Any future acquisitions or business opportunities could involve unknown risks that could harm our business and adversely affect our financial condition and the results of operations.

We have in the past, and may in the future, acquire businesses or make investments, directly or indirectly through our subsidiaries, that involve unknown risks, some of which will be particular to the industry in which the investment or acquisition targets operate, including risks in industries with which we are not familiar or experienced. Although we intend to conduct appropriate business, financial and legal due diligence in connection with the evaluation of future investment or acquisition opportunities, our due diligence investigations may not identify every matter that could have a material adverse effect on us. We may be unable to adequately address the financial, legal, and operational risks raised by such investments or acquisitions, especially if we are unfamiliar with the relevant industry. The realization of any unknown risks could expose us to unanticipated costs and liabilities and prevent or limit us from realizing the projected benefits of the investments or acquisitions, which could adversely affect our financial condition, liquidity, results of operations, and trading price.

Risks associated with international operations could result in additional costs and inefficiencies.

In addition to many of the risks we face in our U.S. operations, international operations present a unique set of risks and challenges, including local laws and customs, various and potentially complex international tax regulations and compliance requirements, U.S. laws applicable to foreign operations, and political and socio-economic conditions. Our ability to operate effectively and grow in international markets could be impacted by these risks resulting in legal liabilities, additional costs, and the distraction of management's attention. Compliance with the Foreign Corrupt Practices Act and protection of intellectual property rights surrounding items such as trade names and trademarks in foreign jurisdictions can pose significant challenges.

In addition, our operations in international markets are conducted primarily in the local currency of those countries. Given that our Consolidated Financial Statements are denominated in U.S. dollars, amounts of assets, liabilities, net sales, and other revenues and expenses denominated in local currencies must be translated into U.S. dollars using exchange rates for the current period. As a result, foreign currency exchange rates and fluctuations in those rates may adversely impact our financial performance.

Risks Related to our Capital Stock

Stock prices can be volatile, and this volatility may depress the price of our common stock.

The stock market has experienced significant price and volume fluctuations, which have affected the market price of many companies in ways that may have been unrelated to those companies' operating performance. Furthermore, we believe that our stock price may reflect certain future growth and profitability expectations. If we fail to meet these expectations, then our stock price may significantly decline, which could have an adverse impact on investor confidence. We believe that various factors may cause the market price of our common stock to fluctuate, perhaps substantially, including, among others, the following:

- additions to or departures of our key personnel, or our overall ability to retain key personnel;

- announcements of innovations by us or our competitors;

- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, capital commitments, or new technologies;

- new regulatory pronouncements and changes in regulatory guidelines;

- developments or disputes concerning intellectual property rights generally;

- lawsuits, claims, and investigations that may be filed against us, and other events that may adversely affect our reputation;

- changes in financial estimates or recommendations by securities analysts;

- general and industry-specific economic conditions;

- our ability to develop and introduce new products and services;

- our ability to raise additional capital to fund our operations and business plan and the effects that such financing may have on the value of the equity instruments held by our stockholders;

- our ability to hire a skilled labor force and the costs associated;

- our ability to secure new retail locations, maintain existing ones, and ensure continued customer traffic at those locations;

- the loss of one or more of our significant suppliers;

- unexpected trends in the health and wellness and travel industries and potential technology and service obsolescence; and

- market acceptance, quality, pricing, availability, and useful life of our products and/or services, as well as the mix of our products and services sold.

We have no current plans to pay dividends on our common stock, and our investors may not receive funds without selling their stock.

We have not declared or paid any cash dividends on our common stock, nor do we expect to pay any cash dividends on our common stock for the foreseeable future. Additionally, so long as any shares of our Series G Preferred Stock are outstanding, as they are at this time, we are not able to, without the prior written consent of the Required Holders (as defined in the Series G Certificate of Designations), directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Series G Certificate of Designations). Investors seeking cash dividends should not invest in our common stock for that purpose. We currently intend to retain any additional future earnings to finance our operations and growth and, therefore, we have no plans to pay cash dividends on our common stock currently. Any future determination to pay cash dividends on our common stock will be at the discretion of our Board of Directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our Board of Directors deems relevant.

Accordingly, our investors may have to sell some or all of their common stock to generate cash from their investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

The continued listing standards of Nasdaq provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days or if stockholders' equity is less than $2,500,000. While we are currently in compliance, we have in the past been, and may in the future be, unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our common stock on Nasdaq. For example, on October 28, 2022, we received a deficiency letter from Nasdaq which indicated that we were not in compliance with the minimum bid price requirement, which such deficiency we addressed by effectuating a reverse stock split of our common stock on September 23, 2023. If in the future we seek to implement a reverse stock split to remain listed on Nasdaq, the announcement and/or implementation of a reverse stock split could significantly negatively affect the price of our common stock. We may be unable to regain compliance in the future if our stock price again falls below the minimum bid price. Additionally, if we fail to comply with any other continued listing standards of Nasdaq, our common stock would also be subject to delisting. If that were to occur, our common stock would be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock. This would significantly and negatively affect the ability of investors to trade our securities and would significantly and negatively affect the value and liquidity of our common stock. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. The delisting of our common stock also would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. Further, if we were to be delisted from Nasdaq, our common stock would cease to be recognized as covered securities, and we would be subject to regulation in each state in which we offer our securities.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

Holders of our Series G Preferred Stock are entitled to certain payments under the applicable Certificate of Designations that may be paid in cash, in shares of common stock or in additional shares of Series G Preferred Stock depending on the circumstances. If we make these payments in cash, it may require the expenditure of a substantial portion of our cash resources. If we make these payments in common stock, it may result in substantial dilution to the holders of our common stock.

Under the Certificate of Designations of the Series G Convertible Preferred Stock (the "Series G Certificate of Designations") and, we are required to redeem the shares of the shares of the Series G Preferred Stock in six equal quarterly installments, commencing on February 1, 2025. The amortization payments due upon such redemption are payable, at our election, in cash at 107% of the applicable Installment Redemption Amount (as defined in the Series G Certificate of Designations), or subject to certain limitations, in shares of common stock valued at the lower of (i) the conversion price then in effect and (ii) the greater of (A) 80% of the average of the three lowest closing prices of the our common stock during the thirty consecutive trading day period ending and including the trading day immediately prior to the date the amortization payment is due or (B) the Floor Price (as defined in the Series G Certificate of Designations), and in each case subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events. Holders of our Series G Preferred Stock are also entitled to receive dividends of 8% per annum, compounded each calendar quarter, which are payable in arrears monthly in cash or shares of our common stock, at our option, in accordance with the terms of the Series G Certificate of Designations.

Our ability to make payments due to the holders of our Series G Preferred Stock using shares of common stock is subject to certain limitations set forth in the applicable Certificate of Designations. We will not be permitted to pay the amortization in cash unless we are legally permitted to do so under Delaware law. As such, we may rely on having available shares of common stock to pay such amortization, which will result in dilution to our shareholders. If we do not have such available shares, we may not be able to satisfy our amortization obligations, or we may be forced to make such payments in cash. If we do not have sufficient cash resources to make these payments, we may need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If are unable to raise sufficient capital to meet our payment obligations, we may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity.

Our ability to make payments due to the holders of our Series G Preferred Stock using cash is also limited by the amount of cash we have on hand at the time such payments are due as well as certain provisions of the Delaware General Corporation Law (the "DGCL"). Further, we intend to make the installment payments due to holders of Series G Preferred Stock in the form of common stock to the extent allowed under the applicable Certificate of Designation and applicable law in order to preserve our cash resources. The issuance of shares of common stock to the holders of our Series G Preferred Stock with increase the number of shares of common stock outstanding and could result in substantial dilution to the existing holders of our common stock.

The Series G Preferred Stock and certain of our outstanding warrants contain certain anti-dilution provisions, which may dilute the interests of our stockholders, depress the price of our common stock, and make it difficult for us to raise additional capital.

Certain events, for example, a Stock Combination Event (as defined in the Series G Certificate of Designations) may reduce the conversion price of the Series G Preferred Stock, which in turn may lead to further dilution to the holders of our common stock. The January 2025 Warrants (as defined herein) additionally contain anti-dilution provisions applicable to the exercise price. If in the future, while any of the January 2025 Warrants are outstanding, we may be required upon the occurrence of certain events, to adjust the exercise price of the January 2025 Warrants, and simultaneously with any adjustment to the exercise price, the number of shares of common stock that may be purchased upon exercise of the January 2025 Warrants shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable thereunder for the adjusted number of shares of common stock issuable upon exercise of the January 2025 Warrants shall be the same as the aggregate exercise price in effect immediately prior to such adjustment. Such adjustments can dilute the book value per common share and reduce any proceeds we may receive from the exercise of the January 2025 Warrants. In addition, the perceived risk of dilution may cause our shareholders to be more inclined to sell their common shares, which may in turn depress the price of common shares regardless of our business performance. We may also find it more difficult to raise additional equity capital while any of the January 2025 Warrants and the Series G Preferred Stock remain outstanding.

The Series G Certificate of Designations contains restrictive covenants and terms that may make it difficult to procure additional financing and that may affect our financial condition and results of operations.

The Series G Certificate of Designations contains certain restrictive covenants including but not limited to, maintaining a Cash Minimum (as defined in the Series G Certificate of Designations), restrictions on incurring any indebtedness until the date on which at least 80% of the shares of Series G Preferred Stock have been converted to common stock and/or redeemed by us, subject to certain exceptions, restrictions on directly or indirectly, redeeming, repurchasing or declaring or paying any cash dividend or distribution on any of our capital stock (other than as required by the Series G Certificate of Designations), and restrictions on directly or indirectly, permitting any of our indebtedness to mature or accelerate prior to the Maturity Date (as defined in the Series G Certificate of Designations). Additionally, the Series G Preferred Stock also contains certain purchase rights (the "Purchase Rights") permitting the holders of the Series G Preferred Stock to acquire upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of all of its shares of Series G Preferred Stock. These restrictive covenants may may limit our flexibility in raising capital or incurring any indebtedness, which may have an adverse effect on our financial condition.

The holders of the Series G Preferred Stock are entitled to dividends of 8% per annum, compounded each calendar quarter, which are payable in arrears monthly in cash or shares of common stock at our option, in accordance with the terms of the Series G Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series G Certificate of Designations), the Series G Preferred Stock accrue dividends at the rate of 15% per annum (the "Default Rate"). In connection with a Triggering Event, each holder of the Series G Preferred Stock will be able to require us to redeem in cash any or all of the holder's Series G Preferred Stock at a premium set forth in the Series G Certificate of Designations. If such Triggering Event occurs, our financial condition and results of operations could be materially affected.

Under the January 2025 Purchase Agreement, we are subject to certain restrictive covenants that may make it difficult to procure additional financing.

The securities purchase agreement, dated as of January 14, 2025, by and among us and the investors named therein (the "January 2025 Purchase Agreement"), pursuant to which we issued in a private placement (the "January 2025 Private Placement") the shares of Series G Preferred Stock, Series A Warrants to purchase shares of common stock (the "Series A Warrants") and Series B Warrants to purchase shares of common stock (the "Series B Warrants" and together with the Series A Warrants, the "January 2025 Warrants"), contains, among others, the following restrictive covenants: (A) until all of shares of Series G Preferred Stock are no longer outstanding (or until no Series A Warrants and Series B Warrants remain outstanding if the stockholder approval for the issuance of the shares of common stock upon conversion or exercise of the Series G Preferred Stock, Series A Warrants and Series B Warrants, as applicable, is not obtained) we shall be prohibited from effecting or entering into an agreement to effect any subsequent placement involving a variable rate transaction and (B) until the earlier of (i) the second anniversary of the closing date of the January 2025 Private Placement, and (ii) the date in which no shares of Series G Preferred Stock remain outstanding, the opportunity to participate in any subsequent securities offerings by us.

If we require additional funding while these restrictive covenants remain in effect, we may be unable to effect a financing transaction on terms acceptable to us, or at all, while also remaining in compliance with the terms of the January 2025 Purchase Agreements, or we may be forced to seek a waiver from the investors party to the January 2025 Purchase Agreement, which such investors are not obligated to grant to us.

Substantial future sales or other issuances of our common stock could depress the market for our common stock.

Sales of a substantial number of shares of our common stock and any future sales of a substantial number of shares of common stock in the public market, including the issuance of shares or any shares issuable upon conversion of the shares of Series G Preferred Stock or exercise of the Series A Warrants and Series B Warrants, among others, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity and equity-related securities in the future at a time and price that our management deems acceptable, or at all. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock, which could also depress the market for our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares for sale will have on the market price of our common stock.

You may experience future dilution as a result of future equity offerings and other issuances of our securities.

In order to raise additional capital, we may in the future offer additional shares of common stock or other securities convertible into or exchangeable for our common stock prices that may not be the same as the price per share paid by the investors in this offering. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of common stock or securities convertible into shares of common stock in future transactions may be higher or lower than the price per share paid to the selling stockholders. Our stockholders will incur dilution upon exercise of any outstanding stock options, warrants or other convertible securities or upon the issuance of shares of common stock under our stock incentive programs.

Future issuances of preferred stock may adversely affect the market price for our common stock.

Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

Any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders' ownership percentages and could also result in a decrease in the market value of our equity securities.

The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Our common stock has historically traded in low volumes. We cannot predict whether an active trading market for our common stock will ever develop. Even if an active trading market develops, the market price of our common stock may be significantly volatile.

Historically, our common stock has experienced a lack of consistent trading liquidity. In the absence of an active trading market you may have difficulty buying and selling our common stock at all or at the price you consider reasonable; and market visibility for shares of our common stock may be limited, which may have a depressive effect on the market price for shares of our common stock and on our ability to raise capital or make acquisitions by issuing our common stock.

Anti-takeover provisions of Delaware law, provisions in our charter and bylaws, and our stockholder rights plan could prevent or frustrate attempts by stockholders to change our Board of Directors or current management and could delay, discourage, or make more difficult a third-party acquisition of control of us.

We are a Delaware corporation and, as such, certain provisions of Delaware law could prevent or frustrate attempts by stockholders to change the Board of Directors or current management, or could delay, discourage, or make more difficult a third-party acquisition of control of us, even if the change in control would be beneficial to stockholders or the stockholders regard it as such. We are subject to the provisions of Section 203 of the DGCL, which prohibits certain "business combination" transactions (as defined in Section 203) with an "interested stockholder" (defined in Section 203 as a 15% or greater stockholder) for a period of three years after a stockholder becomes an "interested stockholder," unless the attaining of "interested stockholder" status or the transaction is pre-approved by our Board of Directors, the transaction results in the attainment of at least an 85% ownership level by an acquirer or the transaction is later approved by our Board of Directors and by our stockholders by at least a $66^2/_3$ percent vote of our stockholders other than the "interested stockholder," each as specifically provided in Section 203.

Our certificate of incorporation and our bylaws, each as currently in effect, also contain certain provisions that may delay, discourage, or make it more difficult for a third-party acquisition of control of us. Such provisions include a provision that any vacancies on our Board of Directors may only be filled by a majority of the directors then serving, although not a quorum, and not by the stockholders and the ability of our Board of Directors to issue preferred stock, without stockholder approval, that could dilute the stock ownership of a potential unsolicited acquirer and hinder an acquisition of control of us that is not approved by our Board of Directors, including through the use of preferred stock in connection with a stockholder rights plan.

We have also adopted a stockholder rights plan in the form of a Section 382 Rights Plan, designed to help protect and preserve our substantial tax attributes primarily associated with our NOLs under Section 382 of the Internal Revenue Code and research tax credits under Sections 382 and 383 of the Internal Revenue Code and related United States Treasury regulations, which was approved by our stockholders in December 2016 and expires in March 2022. Although this is not its purpose, the Section 382 Rights Plan could have the effect of making it uneconomical for a third party to acquire us on a hostile basis.

These provisions of the DGCL, our certificate of incorporation and bylaws, and our Section 382 Rights Plan may delay, discourage, or make more difficult certain types of transactions in which our stockholders might otherwise receive a premium for their shares over the current market price, and might limit the ability of our stockholders to approve transactions that they think may be in their best interest.

If securities analysts do not publish research or reports about our business, or if they publish negative evaluations, the price of our common stock could decline.

The trading market for our common stock relies in part on the availability of research and reports that third-party industry or financial analysts publish about us. There are many large, publicly traded companies active in the life sciences and biopharmaceutical industries, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover our company (if any) downgrades our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. Additionally, if securities analysts publish negative evaluations of competitors in the life sciences and biopharmaceutical industries, the comparative effect could cause our stock price to decline.

Having availed ourselves of scaled disclosure available to smaller reporting companies, we cannot be certain if such reduced disclosure will make our common stock less attractive to investors.

Under Section 12b-2 of the Exchange Act, a "smaller reporting company" is a company that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company, and (i) has a public float of less than $250 million as measured on the last business day of our second fiscal quarter, or (ii) has annual revenues of less than $100 million during the most recently completed fiscal year and whose value of common stock held by non-affiliates is less than $700 million as measured on the last business day of the second fiscal quarter. Similar to emerging growth companies, smaller reporting companies are permitted to provide simplified executive compensation disclosure in their filings; they are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal controls over financial reporting; and they have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosure in our SEC filings because of our having availed ourselves of scaled disclosure may make it harder for investors to analyze our results of operations and financial prospects.

Furthermore, we are a non-accelerated filer as defined by Rule 12b-2 of the Exchange Act, and, as such, are not required to provide an auditor attestation of management's assessment of internal control over financial reporting, which is generally required for SEC reporting companies under Section 404(b) of the Sarbanes-Oxley Act. Because we are not required to, and have not, had our auditor provide an attestation of our management's assessment of internal control over financial reporting, a material weakness in internal controls may remain undetected for a longer period.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

Other Risk Factors

Our confidential information may be disclosed by other parties.

We routinely enter into non-disclosure agreements with other parties, including but not limited to vendors, law firms, parties with whom we are engaged in negotiations, and employees. However, there exists a risk that those other parties will not honor their contractual obligations to not disclose our confidential information. This may include parties who breach such obligations in the context of confidential settlement offers and/or negotiations. In addition, there exists a risk that, upon such breach and subsequent dissemination of our confidential information, third parties and potential licensees may seek to use such confidential information to their advantage and/or to our disadvantage including in legal proceedings in which we are involved. Our ability to act against such third parties may be limited, as we may not be in privity of contract with such third parties.

We may fail to meet publicly announced financial guidance or other expectations about our business, which would cause our stock to decline in value.

From time to time, we provide preliminary financial results or forward-looking financial guidance to our investors. Such statements are based on our current views, expectations and assumptions that may not prove to be accurate and may vary from actual results and involve known and unknown risks and uncertainties that may cause actual results, performance, achievements or share prices to be materially different from any future results, performance, achievements or share prices expressed or implied by such statements. Such risks and uncertainties include the risk factors contained herein. If we fail to meet our projections and/or other financial guidance for any reason, our stock price could decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

We operate in the health and wellness sector, which faces various cybersecurity risks that could adversely impact our business, financial condition, and operations. These risks include, but are not limited to, potential attacks to steal intellectual property, commit fraud or extortion, harm employees or customers, violate privacy laws, or damage our reputation. Recognizing the importance of cybersecurity, we have measures in place to protect sensitive information and prevent data loss or other security breaches. Management is actively involved in continuously assessing and addressing privacy and compliance cybersecurity threats through prevention, detection, and response.

Our current program was established in 2022 and is based on the NIST Cybersecurity Framework ("NIST CSF"), outlining governance, policies, procedures, and technologies to identify and manage cyber risks. Our Director of Data Privacy & Security and the Privacy & Compliance Committee ("Committee") oversee day-to-day cybersecurity activities, supported by our managed service provider ("MSP") partner. The Director of Data Privacy & Security is a highly qualified cybersecurity governance practitioner with industry credentials such as Certified Information Systems Security Professional (CISSP), Certified Cloud Security Professional (CCSP), Project Management Professional (PMP), and Certified Secure Software Lifecycle Professional (CSSLP) amongst others. The Committee provides oversight and receives regular updates on program status, capabilities, objectives, and evolving threats. The Committee members include our Director of Data Privacy & Security and Director of Technology Operations. In the event of a cybersecurity incident, the Committee would then be expanded to include our General Counsel. Data is collected and reviewed as needed and reviewed weekly by our Director of Technology Operations. The Committee reviews all potential incidents as well as all remediation and future mitigation measures. Formal updates regarding potential incidents and/or other cybersecurity initiatives are provided to our CEO on an as-needed basis, and our CEO communicates such incidents and/or cybersecurity initiatives to the Audit Committee of the Board of Directors (the "Audit Committee"). Depending on the materiality of a potential incident and/or cybersecurity initiatives, the Committee will present all information directly to the Audit Committee.

Our cybersecurity program implements a defense-in-depth strategy, ensuring comprehensive safeguards are in place across various security domains. These include Intrusion Detection Firewalls (IPS/IDS) with Advanced malware prevention (AMP), Azure Conditional Access Policies, Multi-Factor Authentication (MFA), Identity and Access Management (IAM), Vulnerability Management, Endpoint Detection and Response (EDR) using CrowdStrike Falcon Complete with Managed Detection and Response (MDR), Data Loss Prevention (DLP), Barracuda XDR for Security Information Event Management (SIEM) and ongoing Security Awareness and Phishing Simulation exercises via KnowBe4 aimed at mitigating the risk of social engineering attacks, and Mobile Device Security Management. A robust incident response system is in place via our MSP partner to handle all security incidents including email (malware, phishing, etc.), cloud, endpoint, data loss prevention alerts and incidents across the organization. Our information security governance is underpinned by standards and policies documents that are reviewed by the Committee and updated annually by the Director of Data Privacy & Security.

Selection of domain areas for monitoring was based on a risk-based approach aligned with the NIST CSF and accounted for the current threat landscape. Through risk assessments evaluating threats, vulnerabilities, and potential impacts, domains are prioritized by severity and likelihood. This allows us to focus our monitoring strategy and resources on the highest risk areas while adapting to the evolving cybersecurity environment.

When a security threat is detected, we follow an established process of threat identification and validation: assessment of the severity based on affected assets and potential impacts; evaluation of overall risk as it relates to our risk tolerance; planning and executing a response plan with mitigating actions; continuous monitoring and adjustment of the response; and conducting a post-incident review to identify lessons learned from such event and preventative measures.

Key risks that have been deemed material include, but are not limited to, the potential for data exfiltration from unmanaged devices, insufficient staffing, and tools due to recent budgetary reductions, increased risk of managing of personal information, potentially ineffective cybersecurity governance due to singular reporting structure, and lack of visibility and protection for the remote workforce.

While no major incident has significantly impacted our business, operations or financial condition, a breach could damage our reputation, disrupt operations, and trigger legal or regulatory actions, among others. We currently have cyber insurance to help cover potential impacts. Our disclosure outlines program highlights while summarizing key risks and plans to continue maturing cybersecurity capabilities to safeguard the business.

The Audit Committee is responsible for oversight of risks from cybersecurity threats in conjunction with the Committee. The Audit Committee receives quarterly reports and updates from the Committee with respect to the management of risks from cybersecurity threats. Such reports cover our information technology security program, including its status, capabilities, objectives, and plans, as well as the evolving cybersecurity threat landscape. Additionally, the Audit Committee considers risks from cybersecurity threats as part of its oversight of our business strategy, risk management, and financial oversight by reviewing our incident and response matrix, as well as unmediated threats. In addition, The Committee will provide a mitigation and remediation roadmap based on threat criticality for review by the Audit Committee.

We leverage the advice of our MSP partner to actively monitor our networks and software through their dedicated security operations center. We also have policies and procedures to oversee and identify the risks from cybersecurity threats associated with our use of third-party service providers.

A third-party risk management program was established in 2022, defining four vendor risk tiers based on data sensitivity, regulatory requirements, and service criticality. All vendors undergo risk assessments, with Tier 1 and 2 high-risk vendors facing more rigorous reviews during onboarding, offboarding, and annual recertifications. Vendors complete risk control surveys, with additional documentation like SOC reports requested from Tier 1 and 2 vendors depending on their risk profile. Each vendor is scored based on service type and data and their responses to the questionnaire. This risk-based approach ensures proper oversight of vendor relationships and informs decisions on both who and how we choose to partner.

ITEM 2. PROPERTIES

As of December 31, 2024, besides our Global Support Center at 254 West 31st Street in New York City, XWELL had 33 spas and wellness centers in 18 airport and off-airport locations, in the United States, Netherlands, Turkey, and the United Arab Emirates. All of the locations as of that date were leased, typically with one or two renewal options after the initial term. Economic terms vary by type and location of store, and on average, the lease terms are 5-10 years with several locations operating on a month-to-month basis. We believe that our facility and our leases are adequate to accommodate our business needs.

ITEM 3. LEGAL PROCEEDINGS

Litigation and legal proceedings

Certain of our outstanding legal matters include speculative claims for substantial or indeterminate amounts of damages. We regularly evaluate developments in our legal matters that could affect the amount of any potential liability and adjust as appropriate. Significant judgment is required to determine both the likelihood of there being any potential liability and the estimated amount of a loss related to our legal matters.

With respect to our outstanding legal matters, based on our current knowledge, our management believes that the amount or range of a potential loss will not, either individually or in the aggregate, have a material adverse effect on our business, consolidated financial position, results of operations or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties. We evaluated the outstanding legal matters and assessed the probability and likelihood of the occurrence of liability. Based on management's estimates, we did not record a liability for all outstanding legal matters as of December 31, 2024. Related legal fees are recorded in the period in which they are incurred.

OTG Management PHL B v. XpresSpa Philadelphia Terminal B et al.

On May 9, 2022, a lawsuit was filed in the Philadelphia Court of Common Pleas by OTG Management at Philadelphia International Airport, claiming that XWELL improperly backed out of its sublease for space at Terminal B and now owes between $864 and $2,250 in accelerated rent for the 12-year contract. They claim that by refusing to complete the project, failing to commence and maintain operations, refusing to pay rent and improperly purporting to terminate the lease (among other acts and omissions), XWELL breached the lease. On June 20, 2024, an Order to Settle, Discontinue and End with Prejudice was filed as to all claims.

CPC Pain & Wellness SPV, LLC

On July 19, 2024, CPC Pain & Wellness SPV, LLC ("CPC"), a recently formed special purpose vehicle that announced it had acquired a 9.42% stake in XWELL in June 2024, filed suit in the Court of Chancery of the State of Delaware against the Company, Chairman Bruce T. Bernstein, and directors Michael Lebowitz, Robert Weinstein, Gaëlle Wizenberg, and Scott R. Milford (the "Action"). In the Action, CPC alleged, in pertinent part, that the Board of Directors breached their fiduciary duties and that the Company and Board of Directors engaged in an unlawful, unenforceable, and inequitable application of the Company's Third Amended and Restated Bylaws to reject CPC's notice of intent to propose its own slate of directors for election at the 2024 annual meeting of stockholders. On August 2, 2024, the Court set the Action for trial on September 18-19, 2024. The Company has vigorously defended these claims. As a result of the Company's efforts, on August 9, 2024, CPC dismissed all claims in the Action, agreed to irrevocably withdraw its nominations, and agreed not assert any claims related to the 2024 annual meeting.

Settlement Agreement

On August 5, 2024, the Company, XpresSpa Middle East B.V., and certain parties thereto (such parties, the "Settlor Parties" entered into a Settlement Agreement (the "Settlement Agreement"), pursuant to which the Company agreed to issue an aggregate of 416,000 shares of common stock (the "Settlement Shares") which were issued on August 6, 2024,and have a fair market value of $2.26 per share to the Settlor Parties in consideration for their entry into the Settlement Agreement. The Settlement Shares were not registered under the Securities Act of 1933, as amended (the "Securities Act"),and were issued in reliance on one or more exemptions from registration under the Securities Act, including pursuant to Rule 903 of Regulation S under the Securities Act.

XpresSpa Holdings, LLC ("XpresSpa") v. Cordial Endeavor Concessions of Atlanta, LLC ("Cordial"), et al., Arbitration Case No. 2126399.

The Company's subsidiary, XpressSpa Holdings, LLC, is party to an arbitration proceeding (the "Arbitration") which was mandated by the City of Atlanta, Georgia related to the Operating Agreements by and between Cordial and XpresSpa for the operation of the XpresSpa locations in Hartsfield-Jackson Atlanta International Airport ("ATL") in ATL Terminal A and ATL Terminal C. The City of Atlanta filed an application to compel arbitration in the Superior Court of Fulton County, and on November 5, 2024, the court granted that application and ordered the parties to arbitrate their disagreements.

This dispute arises out of the alleged breaches of varies contracts between the parties as well as other improper conduct relating to the Operating Agreements. The Arbitration has recently commenced, and the parties are awaiting a scheduling order to be issued by the Arbitrator. No substantive proceedings have taken place and there have been no substantive rulings.

In addition to those matters specifically set forth herein, the Company and its subsidiaries are involved in various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's financial position, results of operations, liquidity, or capital resources. However, a significant increase in the number of these claims, or one or more successful claims under which the Company incurs greater liabilities than the Company currently anticipates, could materially adversely affect the Company's business, financial condition, results of operations and cash flows.

In the event that an action is brought against the Company or one of its subsidiaries, the Company will investigate the allegation and vigorously defend itself.

In addition to those matters specifically set forth herein, the Company and its subsidiaries are involved in various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's financial position, results of operations, liquidity, or capital resources. However, a significant increase in the number of these claims, or one or more successful claims under which the Company incurs greater liabilities than the Company currently anticipates, could materially adversely affect the Company's business, financial condition, results of operations and cash flows.

In the event that an action is brought against the Company or one of its subsidiaries, the Company will investigate the allegation and vigorously defend itself.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

On October 25, 2022, the Company changed its name to XWELL, Inc. from XpresSpa Group, Inc. The Company's common stock, par value $0.01 per share, which had previously been listed under the trading symbol "XSPA" on the Nasdaq Capital Market, now trades under the trading symbol "XWEL" since the opening of the trading market on October 25, 2022. The Company filed an amended and restated certificate of incorporation with the Delaware Secretary of State on October 24, 2022, reflecting the name change. Rebranding to XWELL aligned the Company's corporate strategy to build a pure-play wellness services company, in both the airport and off-airport marketplaces.

Stockholders

As of April 11, 2025, we had 90 stockholders of record of the 5,261,024 outstanding shares of our common stock and 2 stockholders of record of the 4,000 outstanding shares of our Series G Preferred Stock. This does not reflect persons or entities that hold their stock in nominee or "street" name through various brokerage firms.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Additionally, so long as any shares of our Series G Preferred Stock are outstanding, as they are at this time, we are not able to, without the prior written consent of the Required Holders (as defined in the Series G Certificate of Designations), directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Series G Certificate of Designations). We currently intend to retain future earnings, if any, to finance our operations and to expand our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our Board of Directors considers appropriate.

Unregistered Sales of Equity Securities

All sales of unregistered securities during the year ended December 31, 2024, were previously disclosed in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise stated, dollar amounts are provided in thousands, except share and per share data.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements (including notes to the consolidated financial statements) and the other consolidated financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Actual results and timing of events could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

<u>Overview</u>

Our Strategy and Outlook

We believe that our company is well positioned to benefit from consumers' growing interest and pent-up demand in travel health and wellness and increasing demand for health and wellness related services and products. Our go-forward plan includes the expansion and integration of products and services across our brands; the right-sizing of our existing airport portfolio to a leaner and more profitable business; the execution of an 'off-airport' strategy through acquisition to deliver more products and services, which will serve as a catalyst for our future growth; the implementation of an international expansion plan; and ensuring we can scale our growth in a responsible way that drives shareholder value. Through right sizing our existing business, optimizing our cost structure, and making acquisitions that further leverage the strength of our brand portfolio, XWELL is positioning itself for both financial and operational growth now and in the future. However, these plans are not finalized or fully within the Company's control, and there is uncertainty regarding their execution and effectiveness. As noted previously in these financial statements, management has concluded that substantial doubt exists about the Company's ability to continue as a going concern for at least one year from the date these financial statements are issued. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Developments

January 2025 Private Placement

On January 14, 2025, we entered into a securities purchase agreement (the "January 2025 Purchase Agreement") with certain accredited investors thereto, pursuant to which it agreed to sell to such investors (i) an aggregate of 4,000 shares of our newly-designated Series G Convertible Preferred Stock, par value of $0.01 per share and a stated value of $1,000 per share, initially convertible into up to 2,673,797 shares of our common stock at a conversion price of $1.496 per share, (ii) Series A Warrants to acquire up to an aggregate of 2,673,797 shares of common stock at an exercise price of $1.496 per share, and (iii) Series B Warrants to acquire up to an aggregate of 2,673,797 shares of common stock at an exercise price of $1.7952 per share (the "January 2025 Private Placement"), each for a term of five years following the date of issuance. In connection with the January 2025 Private Placement, we also entered into that certain registration rights agreement, dated as of January 14, 2025, with the investors in the January 2025 Private Placement. The January 2025 Private Placement closed on January 14, 2025.

Year ended December 31, 2024, compared to the year ended December 31, 2023

Revenue

| | Year ended December 31, | | |
	2024	2023	Inc/(Dec)
Total revenue, net	$ 33,897	$ 30,109	$ 3,788

During the year ended December 31, 2024, total revenues increased $3,788, or 13%. The increase in revenue was primarily due to a full year service revenue generated from the acquired Naples Wax business and an increase in service revenue in the XpresSpa new touchless locations.

Cost of sales

| | Year ended December 31, | | |
	2024	2023	Inc/(Dec)
Total cost of sales	$ 24,978	$ 26,428	$ (1,450)

The decrease in total cost of sales during the year ended December 31, 2024, was primarily driven by the closure of XpresSpa locations that were under performing. The largest components in the cost of sales for that segment are labor costs at the location-level. Total cost of sales also includes rent and related occupancy costs, which primarily includes rent based on percentage of sales, as well as other product costs directly associated with the procurement of retail inventory, and other operating costs.

Depreciation and amortization

| | Year ended December 31, | | |
	2024	2023	Inc/(Dec)
Depreciation and amortization	$ 938	$ 2,065	$ (1,127)

During the year ended December 31, 2024, depreciation and amortization expense decreased $1,127, or 55%, compared to the depreciation and amortization expense recorded during the year ended December 31, 2023. The decrease was primarily due to fewer long-lived assets available for depreciation and amortization in 2024 as compared to 2023 due the impairment of long-lived assets which occurred in the latter half of fiscal year 2023.

Impairment /loss on disposal of assets

The following table summarizes impairment charges the years ended December 31, 2024 and 2023, recorded on the consolidated statement of operations and comprehensive loss:

| | Year ended December 31, | | |
	2024	2023	Inc/(Dec)
Impairment of long-lived assets	$ 1,711	$ 3,927	$ (2,216)
Impairment of operating lease right-of-use assets	2,805	926	1,879
Loss on disposal of assets, net	90	34	56
Goodwill impairment	—	4,024	(4,024)

The Company identified triggering events and completed an assessment of the Company's property and equipment, intangible assets and right of use lease assets for impairment as of December 31, 2024 and 2023. As of December 31, 2024, the Company recorded an impairment of property and equipment, intangible assets, and right of use lease assets of approximately $1,706, $5 and $2,805, respectively, as compared to December 31, 2023 of approximately $1,159, $2,768, and $926 impairment of property and equipment, intangible assets, and right of use lease assets, respectively.

The Company completed an assessment of goodwill for impairment as of December 31, 2024. The year-over-year decrease is based upon the results of the 2024 impairment assessment whereby the Company identified a triggering event for goodwill but deemed that the reporting unit's fair value is greater than its carrying value, therefore no impairment for goodwill was recognized as of December 31, 2024. During the year ended December 31, 2023 the Company identified a triggering event, related to the Goodwill associated with XpresTest's HyperPointe business, and as a result recognized an impairment charge of $4,024.

General and administrative

	Year ended December 31,		
	2024	2023	Inc/(Dec)
General and administrative	$ 12,542	$ 12,957	$ (415)

During the year ended December 31, 2024, general and administrative expenses decreased by $415 or 3%, which was primarily due to rightsizing our existing business and optimizing our cost structure. We have significantly reduced operating and overhead expenses while we continue to focus on returning to overall profitability. The decrease in general and administrative expenses were partially offset by an increase in one-time legal fees of approximately $2.1 million related to the defense of the CPC lawsuit.

Salaries and benefits

	Year ended December 31,		
	2024	2023	Inc/(Dec)
Salaries and benefits	$ 7,540	$ 7,954	$ (414)

During the year ended December 31, 2024, salaries and benefits expenses decreased by $414 or 5%, primarily due to the closing of unprofitable or poorly performing spas, optimization of systems and processes that support the business, headcount reductions and elimination of infrastructure no longer necessary to support our future growth.

Gain on investments, realized and unrealized

	Year ended December 31,		
	2024	2023	Inc/(Dec)
Gain on investments, realized and unrealized	$ 356	$ 857	$ (501)

As of December 31, 2024, the decrease is primarily driven by the decrease in marketable securities balance in 2024 as compared to 2023. Gain on investments is affected by the adjustments to the fair value of our equity investment, which could fluctuate materially from period to period. The fair value of these instruments depends on a variety of assumptions.

Other non-operating expenses, net

	Year ended December 31,		
	2024	2023	Inc/(Dec)
Other non-operating expense, net	$ (211)	$ (355)	$ 144

The following is a summary of the transactions included in other non-operating expenses, net for the years ended December 31, 2024 and 2023:

| | Year ended December 31, | |
	2024	2023
Bank fees and financing charges	$ (179)	$ (320)
Other	(32)	(35)
Total	$ (211)	$ (355)

Income Taxes

As of December 31, 2024, our estimated aggregate total gross NOLs were $150,926 for U.S. federal purposes, expiring 20 years from the respective tax years to which they relate, and $114,321 for U.S. federal purposes with an indefinite life due to new regulations in the Tax Act of 2017. The NOL amounts are presented before Internal Revenue Code, Section 382 limitations ("Section 382"). The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of NOL and tax credits in the event of an ownership change of a corporation. Thus, our ability to utilize all such NOL and credit carryforwards may be limited. The CARES Act was enacted on March 27, 2020, and provides favorable changes to tax laws for businesses impacted by COVID-19. However, we do not anticipate the income tax law changes will materially benefit us.

We did not have any material unrecognized tax benefits as of December 31, 2024. We do not expect to record any additional material provisions for unrecognized tax benefits within the next year.

Going Concern and Liquidity

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern as we have suffered recurring losses from operations and have insufficient liquidity to fund our future operations. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment. As of December 31, 2024, we had approximately $4,550 of cash and cash equivalents, $7,247 in marketable securities, and total current assets of approximately $15,337. Our total current liabilities balance, which includes accounts payable, deferred revenue, accrued expenses, and operating lease liabilities was approximately $9,224 as of December 31, 2024. The working capital surplus was $6,113 as of December 31, 2024, compared to a working capital surplus of $17,236 as of December 31, 2023.

The Company significantly reduced operating and overhead expenses in the 2023 and 2024, while it continues to focus on returning to overall profitability.

The Company has taken actions to improve its overall cash position, right sizing its corporate structure and streamlining its operations, while at the same time the Company is aggressively trying to get the company to profitability which the Company believes will strengthen the Company's stock price and put the Company in a stronger position to be able to raise capital in 2025 and beyond. The Company is aggressively pursuing strategic partnerships that the Company expects will further strengthen the long-term profitability of the business, which puts the Company in a position of strength as the Company raises more capital.

Our primary liquidity and capital requirements are for the maintenance of our current XpresSpa locations and brand, as well as the expansion outside the airports. During the year ended December 31, 2024, we used net cash of $11,005 to fund our operating activities.

In order to have sufficient cash to fund our operations in the future, we will need to raise additional equity or debt capital and cannot provide any assurance that we will be successful in doing so. If we are unable to raise sufficient capital to fund our operations, we may need to delay, reduce or eliminate certain of our operations, sell some or all of our assets or merge with another entity.

We do not currently have sufficient available liquidity to fund its operations for at least the next 12 months. These conditions and events raise substantial doubt about our ability to continue as a going concern within one year after the date that these audited annual consolidated financial statements are issued.

Cash flows

	Year ended December 31,		
	2024	**2023**	**Change**
Net cash used in operating activities	$ (11,005)	$ (16,074)	$ 5,069
Net cash provided by investing activities	$ 5,895	$ 5,650	$ 245
Net cash provided by financing activities	$ 1,359	$ 8	$ 1,351

Operating activities

During the year ended December 31, 2024, net cash used in operating activities was $11,005 compared to net cash used in operating activities during the year ended December 31, 2023 of $16,074. The decrease in net cash used in operating activities was primarily due the Company's reduction of operating and overhead expenses such as lower occupancy costs in 2024 as compared to 2023. In addition, there has been higher cash flows from full year operations of the acquired Naples Wax business in 2024 as compared to 2023.

Investing activities

During the year ended December 31, 2024, net cash provided by investing activities was $5,895 compared to net cash provided by investing activities during the year ended December 31, 2023 of $5,650. Cash provided in 2024 came primarily from the sale of marketable securities of approximately $7,986. Cash provided in 2023 came primarily from the sale of marketable securities of approximately $9,417.

Financing activities

During the year ended December 31, 2024, net cash provided by financing activities increased by $1,351 primarily due to the net proceeds received from the August 2024 Registered Direct Offering (as defined below).

Sources of Liquidity

August 2024 Registered Direct Offering

On August 6, 2024, we entered into a securities purchase agreement with certain institutional and accredited investors, pursuant to which we agreed to sell and issue in a registered direct offering (the "August 2024 Registered Direct Offering"), an aggregate of 652,705 shares (the "August 2024 Shares") of our common stock. The gross proceeds to us from the August 2024 Registered Direct Offering, prior to deducting estimated fees and expenses of $0.1 million, were approximately $1.4 million. The August 2024 Registered Direct Offering closed on August 8, 2024.

The August 2024 Shares were offered and sold pursuant to a shelf registration statement on Form S-3 (File No. 333-273726), previously filed with the SEC on August 4, 2023, and declared effective by the SEC on September 29, 2023, and the base prospectus included therein

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statements that require estimation but are not deemed critical, as defined above.

We believe the following accounting estimates to be the most critical estimates we used in preparing our consolidated financial statements for the year ended December 31, 2024.

Goodwill

The Company accounts for goodwill under FASB ASC 350-30, Intangibles-Goodwill and Other. Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired and liabilities assumed. Goodwill is not amortized and is reviewed for impairment annually, or more frequently if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative test to identify and measure the amount of goodwill impairment loss. The Company compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds fair value, goodwill of the reporting unit is considered impaired, and that excess is recognized as a goodwill impairment loss.

During the year ended December 31, 2024, the Company identified a triggering event for goodwill but deemed that the fair value of the reporting unit is greater than its carrying value; therefore, no impairment loss was recognized. During the year ended December 31, 2023, the Company identified a triggering event and as a result recognized an impairment charge of $4,024, which is recorded in goodwill impairment on the consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

Long-lived assets are tested for impairment at the lowest level at which there are identifiable operating cash flows. The Company's long-lived assets consist primarily of leasehold improvements and the right to use lease assets for each of its locations (considered the asset group). The Company monitors the carrying value of long-lived assets for potential impairment and tests the recoverability of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If indicators are present, the Company performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset group in question to its carrying amount. An impairment loss is recognized if it is determined that the long-lived asset group is not recoverable and is calculated based on the excess of the carrying amount of the long-lived asset group over the long-lived asset group's fair value. The Company estimates the fair value of long-lived assets using the present value income approach. Future cash flows are calculated based on forecasts over the estimated remaining useful life of the asset group, which for each of the Company's locations, is the remaining term of the operating lease.

The estimates used to calculate future cash flows are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimated fair value of each asset group. The Company will calculate the future cash flow using what it believes to be the most predictable of several scenarios. Typically, the changes in assumptions run under different business scenarios would not result in a material change in the assessment of the potential impairment or the impairment amount of a locations long-lived asset group. But if these estimates or related assumptions were to change materially, the Company may be required to record an impairment charge.

During the year ended December 31, 2024, the Company identified triggering events and completed an impairment assessment of long-lived assets for impairment and recognized an impairment charge of $1,706 and $2,805, which is recorded in Impairment of long-lived assets and Impairment of operating lease right-of-use assets, respectively, on the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2023, the Company recognized an impairment charge of $1,159 and $926, which is recorded in Impairment of long-lived assets and Impairment of operating lease right-of-use assets, respectively, on the consolidated statements of operations and comprehensive loss.

Intangible assets

Intangible assets include customer relationships, trade names, and technology, which were primarily acquired as part of the acquisition of XpresSpa in December 2016, HyperPointe in 2022 and Naples Wax Center in 2023 and were recorded based on the estimated fair value in purchase price allocation. In addition, intangible assets include software and website development costs that were capitalized as part of the Company's development of a mobile application and website for the Treat brand. The Company accounts for these costs in accordance with ASC 350-40, Internal-Use Software. The intangible assets are amortized over their estimated useful lives, which are periodically evaluated for reasonableness.

The Company's intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The fair value is then compared to the carrying value and an impairment charge is recognized by the amount in which the carrying value exceeds the fair value of the asset. In assessing the recoverability of the Company's intangible assets, the Company must make estimates and assumptions regarding future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and the magnitude of any such charge. Fair value estimates are made at a specific point in time, based on relevant information. During the year ended December 31, 2024, the Company recorded $5 of intangible impairment loss. During the year ended December 31, 2023, the Company recorded $2,768 of intangible impairment loss.

Recently adopted accounting pronouncements

Please refer Note 2 to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

Known Trends, Events and Uncertainties

Ongoing conflicts in Russia and Ukraine, and Israel and Palestine, including related sanctions and countermeasures, are difficult to predict, and could adversely impact geopolitical and macroeconomic conditions, the global economy, and contribute to increased market volatility, which may in turn adversely affect our business and operations. We may not be able to raise sufficient additional capital and may tailor our business and operations based on the amount of funding we are able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful. Additionally, our ability to operate depends upon a large number of airplane travelers with the propensity for health and wellness, and in particular spa treatments and products, spending significant time post-security clearance check points at airports. The number of airline travelers at any given time is volatile and subject to change based on various conditions, including but not limited to market and other conditions, prices of travel fare, and oil and gas prices.

Other than as discussed above and elsewhere in this report, we are not aware of any trends, events or uncertainties that are likely to have a material effect on our financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required as we are a smaller reporting company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements required by this Item are set forth in Item 15 beginning on page F-1 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) or Rule 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Report to provide reasonable assurance that material information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms due to the material weaknesses described below.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Our management evaluated, with the participation of our chief executive officer and chief financial officer (our "Certifying Officers"), the effectiveness of our disclosure controls and procedures as of December 31, 2024, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, our Certifying Officers concluded that, as of December 31, 2024, the evaluation date, our disclosure controls and procedures were not effective due to the following material weaknesses:

- The Company did not properly design, implement, and consistently operate effective controls over the completeness and accuracy of its accounting for leases under ASC 842.

- The Company did not properly design or maintain effective entity level monitoring controls over the financial close and reporting process.

- The Company did not design or maintain effective controls over its service organizations and IT vendors. More specifically, the Company did not have controls in place to review the applicable complementary user entity controls described in the service organizations' reports for their potential impact on the Company's financial reporting.

- The Company did not design, implement, and consistently operate effective controls over the revenue process. The Company's controls surrounding the revenue reports and reconciliations were not designed and did not operate at a level of precision that would prevent or detect a material misstatement.

- The Company did not design, implement, and consistently operate effective controls over its' foreign subsidiaries.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

Management is committed to the remediation of the material weaknesses described above, as well as the continued improvement of the Company's internal control over financial reporting. Management has implemented, and continues to implement, the actions described below to remediate the underlying causes of the control deficiencies that gave rise to the material weaknesses. Until the remediation efforts described below, including any additional measures management identifies as necessary, are completed, the material weaknesses described above will continue to exist. We cannot provide any assurance that the remediation efforts below will be successful or that our internal control over financial reporting will be effective because of these efforts. Management has commenced the following actions and will continue to assess additional opportunities for remediation on an ongoing basis:

1) The Company has turned on the multi-currency features related to its cloud-based accounting systems.

2) The Company has engaged outside service providers to assist with the valuation, accounting, and recording of key reporting areas such as leases, revenue recognition and stock compensation expense.

3) The Company has contracted an independent consulting firm to assist with the preparation of the Financial Statements and U.S. GAAP accounting research.

4) The Company has engaged outside service providers to review the applicable complementary user entity controls described in the service organizations' reports for their potential impact on the Company's financial reporting.

Changes in Internal Control over Financial Reporting

Other than as set forth in the foregoing paragraph, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Notwithstanding the material weaknesses in our internal control over financial reporting, our management has determined that the consolidated financial statements for the periods covered by and included in this Annual Report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

ITEM 9B. OTHER INFORMATION

Not Applicable

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information called for by this Item will be included in an amendment to this Annual Report on Form 10-K to be filed with the SEC and is incorporated by reference in this Item 10.

ITEM 11. EXECUTIVE COMPENSATION

Information called for by this Item will be included in an amendment to this Annual Report on Form 10-K to be filed with the SEC and is incorporated by reference in this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information called for by this Item will be included in an amendment to this Annual Report on Form 10-K to be filed with the SEC and is incorporated by reference in this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information called for by this Item will be included in an amendment to this Annual Report on Form 10-K to be filed with the SEC and is incorporated by reference in this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information called for by this Item will be included in an amendment to this Annual Report on Form 10-K to be filed with the SEC and is incorporated by reference in this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Consolidated Financial Statements.* For the financial statements included in this Annual Report on Form 10-K, see "Index to the Financial Statements" on page F-1.

(a)(2) *Consolidated Financial Statement Schedules.* All schedules are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.

(a)(3) *Exhibits.* The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Exhibits Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC, the unitholders of XpresSpa who are parties thereto and Mistral XH Representative, LLC, as representative of the unitholders, dated as of August 8, 2016 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on August 8, 2016)
2.2	Amendment No. 1 to Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC and Mistral XH Representative, LLC, as representative of the unitholders, dated September 8, 2016 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on September 9, 2016)
2.3	Amendment No. 2 to Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC and Mistral XH Representative, LLC, as representative of the unitholders, dated October 25, 2016 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on October 25, 2016)
2.4	Amendment No. 3 to Agreement and Plan of Merger, dated October 1, 2019, by and between the Company, XpresSpa Holdings, LLC, and Mistral XH Representative LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 3, 2019).
3.1	Certificate of Elimination of Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock, as filed with Secretary of State of Delaware, effective on October 24, 2022 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on October 24, 2022).
3.2	Amended and Restated Certificate of Incorporation of XWELL, Inc., effective on October 25, 2022 (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on October 24, 2022.
3.3	Third Amended and Restated Bylaws of XWELL, Inc., (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on May 21, 2024).
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, effective as of September 27, 2023 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on September 27, 2023).

Exhibit No.	Description
3.5	Certificate of Designation of Series A Junior Participating Preferred Stock, filed with the Secretary of State of the State of Delaware on August 16, 2024 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on August 16, 2024).
3.6	Certificate of Designations of Series G Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on January 15, 2025).
4.1	Description of the Registrant's Securities (incorporated by reference from Exhibit 4.22 to our Annual Report on Form 10-K filed with the SEC on April 20, 2020)
4.2	Tax Benefits Preservation Plan, dated as of August 16, 2024, between XWELL, Inc. and Equiniti Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on August 16, 2024).
4.3	Form of Series A Warrant issued on January 14, 2025 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on January 15, 2025).
4.4	Form of Series B Warrant issued on January 14, 2025 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on January 15, 2025).
10.1†	Form of Management Option Agreement (incorporated by reference from our Registration Statement on Form S-1 filed on March 29, 2010)
10.2†	Form of Stock Option Agreement (incorporated by reference from our Registration Statement on Form S-8 filed on July 26, 2012)
10.3†	Form of Restricted Stock Unit Agreement (incorporated by reference from our Registration Statement on Form S-8 filed on July 26, 2012)
10.4†	Form of Indemnification Agreement, dated January 31, 2013, by and between Vringo, Inc. and each of its Directors and Executive Officer (incorporated by reference from our Annual Report on Form 10-K for the period ended December 31, 2012, filed on March 21, 2013)
10.5†	Stock Option Grant under the XpresSpa Group Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2021)
10.6†	Notice of Restricted Stock Unit Award under the XpresSpa Group Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2021)
10.7†	XpresTest, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 28, 2020)
10.8†	XpresSpa Group, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2020)
10.9†	Form of XpresTest, Inc. Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.45 to the Company's Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on April 30, 2021)

Exhibit No.	Description
10.11†	Executive Employment Agreement dated January 9, 2022, between the Company and Ezra T. Ernst (incorporated by reference from Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022)
10.12†	Stock Option Agreement between XpresSpa Group, Inc. and Ezra Ernst dated January 14, 2022 (incorporated by reference from Exhibit 10.1 to our Registration Statement on Form S-8 filed on March 31, 2022).
10.13†	Executive Employment Agreement dated March 28, 2022, between the Company and Scott Milford. (incorporated by reference from Exhibit 10.48 to our Annual Report on Form 10-K filed with the SEC on March 31, 2022)
10.14†	XWELL, Inc. (formerly known as XpresSpa Group, Inc.) 2020 Equity Incentive Plan, as amended October 4, 2022 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 filed with the SEC on October 25, 2022).
10.15†	Offer letter dated June 26, 2023, between the Company and Suzanne A. Scrabis (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 28, 2023).
10.16†	Executive Employment Agreement by and between XWELL, Inc. and Ezra T. Ernst, effective as of September 4, 2024 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 5, 2025).
10.17†	Transition and Severance Agreement, by and between XWELL, Inc. and Scott R. Milford, effective as of September 4, 2024 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 5, 2025).
10.18†	Resignation, Separation Agreement and Release with Suzanne A. Scrabis, effective as of January 8, 2025 (incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K filed with the SEC on January 7, 2025)
10.19†	Executive Employment Agreement with Thomas Ian Brown, effective as of January 6, 2025 (incorporated by reference to Exhibit 10.2 our Current Report on Form 8-K filed with the SEC on January 7, 2025).
10.20+	Form of Securities Purchase Agreement, dated as of August 6, 2024, by and among the Company and the purchasers signatory thereto (incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K filed with the SEC on August 7, 2024).
10.21	Form of Securities Purchase Agreement, dated as of January 14, 2025, by and among the Company and the purchasers signatory thereto (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 15, 2025).
10.22	Form of Registration Rights Agreement dated as of January 14, 2025, by and among the Company and the investors signatory thereto (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on January 15, 2025).
19.1*	Insider Trading Policy of XWELL, Inc.
21.1	List of Subsidiaries of XWELL, Inc. (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10 - K filed with the SEC on April 16, 2024).
23.1*	Consent of Marcum LLP, independent registered public accounting firm

Exhibit No.	Description
24.1*	Power of Attorney (attached to the signature page hereto).
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act, Rules 13a – 14(a) and 15d – 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification of Principal Financial Officer pursuant to Exchange Act, Rules 13a – 14(a) and 15d – 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	XWELL, INC Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10 - K filed with the SEC on April 16, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL documents)

---

*   Filed herewith.

**   Furnished herewith.

†   Management contract or compensatory plan or arrangement.

††   Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

\+   Certain of the schedules (and similar attachments) to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K under the Securities Act because they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in the exhibit or the disclosure document. The registrant hereby agrees to furnish a copy of all omitted schedules (or similar attachments) to the SEC upon its request.

ITEM 16. FORM 10-K SUMMARY

None.

XWELL, Inc. and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

XWELL, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XWELL, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2020.

Morristown, New Jersey
April 15, 2025

XWELL, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Current assets		
Cash and cash equivalents	$ 4,550	$ 8,437
Marketable Securities	7,247	14,613
Accounts receivable, net of allowance for credit losses	1,793	1,667
Inventory	501	900
Other current assets	1,246	949
Total current assets	15,337	26,566
Restricted cash	751	751
Property and equipment, net	1,809	2,454
Intangible assets, net	1,023	1,353
Operating lease right of use assets, net	3,409	4,656
Goodwill	1,389	1,371
Other assets	1,634	1,842
Total assets	$ 25,352	$ 38,993
Current liabilities		
Accounts payable	$ 1,612	$ 1,099
Accrued expenses and other current liabilities	4,088	4,968
Current portion of operating lease liabilities	2,381	2,402
Deferred revenue	1,143	861
Total current liabilities	9,224	9,330
Long-term liabilities		—
Operating lease liabilities	8,386	8,692
Total liabilities	17,610	18,022
Commitments and contingencies (see Note 17)		
Equity		
Common Stock, $0.01 par value per share, 150,000,000 shares authorized; 5,261,024 and 4,179,631 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	53	42
Additional paid-in capital	473,824	470,737
Accumulated deficit	(472,706)	(455,853)
Accumulated other comprehensive loss	(1,959)	(1,924)
Total (deficit) equity attributable to XWELL, Inc.	(788)	13,002
Noncontrolling interests	8,530	7,969
Total equity	7,742	20,971
Total liabilities and equity	$ 25,352	$ 38,993

The accompanying notes form an integral part of these consolidated financial statements.

XWELL, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

		Year ended December 31,		
		2024		**2023**
Revenue, net				
Services	$	30,660	$	27,343
Products		3,237		2,766
Total revenue, net		33,897		30,109
Cost of sales				
Labor		17,477		17,932
Occupancy		3,712		4,473
Products and other operating costs		3,789		4,023
Total cost of sales		24,978		26,428
Gross Profit		8,919		3,681
Depreciation and amortization		938		2,065
Impairment of long-lived assets		1,711		3,927
Goodwill impairment		—		4,024
Loss on disposal of assets, net		90		34
Impairment of operating lease right-of-use assets		2,805		926
General and administrative		12,542		12,957
Salaries and Benefits		7,540		7,954
Total operating expenses		25,626		31,887
Operating loss		(16,707)		(28,206)
Interest income, net		380		448
Foreign exchange loss		(259)		(738)
Gain on investments, realized and unrealized		356		857
Other non-operating expense, net		(211)		(355)
Loss before income taxes		(16,441)		(27,994)
Income tax expense		(49)		(35)
Net loss		(16,490)		(28,029)
Net loss (income) attributable to noncontrolling interests		(363)		288
Net loss attributable to XWELL, Inc.	$	(16,853)	$	(27,741)
Net loss		(16,490)		(28,029)
Other comprehensive loss from operations		69		(1,279)
Comprehensive loss	$	(16,421)	$	(29,308)
Loss per share				
Basic and diluted loss per share	$	(3.66)	$	(6.64)
Weighted-average number of shares outstanding during the year				
Basic		4,610,940		4,175,220
Diluted		4,610,940		4,175,220

The accompanying notes form an integral part of these consolidated financial statements.

XWELL, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Common stock			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total Company equity	Non-controlling interests	Total equity
	Shares		Amount						
January 1, 2023	4,161,613	$	42	$ 468,530	$ (428,112)	$ (534)	$ 39,926	$ 8,023	$ 47,949
Issuance of Common Stock for acquisition	18,018		—	—	—	—	—	—	—
Stock-based compensation	—		—	2,226	—	—	2,226	93	2,319
Grant of stock options for services	—		—	3	—	—	3	—	3
Value of Shares Withheld to fund payroll taxes	—		—	(22)	—	—	(22)	—	(22)
Contributions from noncontrolling interests	—		—	—	—	—	—	150	150
Distributions to noncontrolling interests	—		—	—	—	—	—	(120)	(120)
Foreign currency translation	—		—	—	—	(1,390)	(1,390)	111	(1,279)
Net loss for the period	—		—	—	(27,741)	—	(27,741)	(288)	(28,029)
December 31, 2023	4,179,631	$	42	$ 470,737	$ (455,853)	$ (1,924)	$ 13,002	$ 7,969	$ 20,971

The accompanying notes form an integral part of these consolidated financial statements.

XWELL, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

| | Common stock | | Additional paid-in capital | Accumulated deficit | Accumulated other comprehensive loss | Total Company equity | Non-controlling interests | Total equity |
	Shares	Amount						
January 1, 2024	4,179,631	$ 42	$ 470,737	$ (455,853)	$ (1,924)	$ 13,002	$ 7,969	$ 20,971
Issuance of restricted stock units	4,688	—	—	—	—	—	—	—
Stock-based compensation	—	—	799	—	—	799	94	893
Exercise of stock options	8,000	—	4	—	—	4	—	4
Stock issued related to legal settlement	416,000	4	936	—	—	940	—	940
Proceeds from registered offering	652,705	7	1,348	—	—	1,355	—	1,355
Foreign currency translation	—	—	—	—	(35)	(35)	104	69
Net loss for the period	—	—	—	(16,853)	—	(16,853)	363	(16,490)
December 31, 2024	5,261,024	$ 53	$ 473,824	$ (472,706)	$ (1,959)	$ (788)	$ 8,530	$ 7,742

The accompanying notes form an integral part of these consolidated financial statements.

XWELL, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,			
		2024		2023
Cash flows from operating activities				
Net loss	$	(16,490)	$	(28,029)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		938		2,065
Impairment of long-lived assets		1,706		1,159
Impairment of goodwill		—		4,024
Impairment of intangible assets		5		2,768
Impairment of operating lease right-of-use assets		2,805		926
Unrealized gain on marketable securities		(321)		(877)
Foreign currency remeasurement loss		259		738
Gain on Lease Termination		(655)		(821)
Loss on disposal of assets, net		90		34
Amortization of operating lease right of use asset		1,335		1,481
Issuance of shares of Common Stock for services		—		3
Provision for credit losses		50		—
Stock-based compensation		893		2,319
(Gain) loss on equity investment		(35)		54
Changes in assets and liabilities:				
Decrease in inventory		399		261
(Increase) decrease in accounts receivable		(193)		1,191
Increase (decrease) in deferred revenue		281		(289)
(Increase) decrease in other assets, current and non-current		(103)		512
(Decrease) in other liabilities, current and non-current		(2,356)		(3,105)
Increase (decrease) in accounts payable		387		(488)
Net cash used in operating activities		(11,005)		(16,074)
Cash flows from investing activities				
Acquisition of property and equipment		(1,783)		(1,905)
Investment in marketable securities		(299)		—
Sale of marketable securities		7,986		9,417
Acquisition of Naples Wax net of cash assumed		—		(1,394)
Acquisition of intangibles		(9)		(468)
Net cash provided by investing activities		5,895		5,650
Cash flows from financing activities				
Contributions from noncontrolling interests		—		150
Stock option exercised		4		—
Payments for shares withheld on vesting		—		(22)
Net proceeds from stock sale		1,355		—
Distributions to noncontrolling interests		—		(120)
Net cash provided by financing activities		1,359		8
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(136)		(185)
Decrease in cash, cash equivalents and restricted cash		(3,887)		(10,601)
Cash, cash equivalents, and restricted cash at beginning of the year		9,188		19,789
Cash, cash equivalents, and restricted cash at end of the year	$	5,301	$	9,188
Cash paid for				
Income taxes	$	59	$	35
Non-cash investing and financing transactions				
Capital expenditures included in Accounts payable, accrued expenses and other current liabilities	$	152	$	17
Issuance of shares of Common Stock for legal settlement	$	940		—
Right-of-use assets obtained in exchange for operating lease obligations	$	3,257	$	174

The accompanying notes form an integral part of these consolidated financial statements.

(In thousands, except for share and per share data)

Note 1. General

Overview

XWELL, Inc. ("XWELL" or the "Company") is a global wellness company operating multiple brands and focused on bringing restorative, regenerative and reinvigorating products and services to travelers. As of the date of this Annual Report on Form 10-K, XWELL currently has four reportable operating segments: XpresSpa®, XpresTest®, Naples Wax Center® and Treat®.

XWELL's subsidiary, XpresSpa Holdings, LLC ("XpresSpa") has been a global airport retailer of spa services through its XpresSpa spa locations, offering travelers premium spa services, including massage, nail and skin care, as well as spa and travel products.

As of December 31, 2024, there were 18 domestic XpresSpa locations in total, comprised of 17 Company-owned locations and one franchise. The Company also had 10 international locations operating as of December 31, 2024, including two XpresSpa locations in the Dubai International Airport in the United Arab Emirates, one XpresSpa location in the Zayad International Airport in Abu Dhabi, United Arab Emirates, three XpresSpa locations in the Schiphol Amsterdam Airport in the Netherlands and four XpresSpa locations in the Istanbul Airport in Turkey.

XWELL's subsidiary, XpresTest, in partnership with certain COVID-19 testing partners, successfully launched its XpresCheck Wellness Centers through its XpresTest, Inc. subsidiary ("XpresTest"), which offered COVID-19 and other medical diagnostic testing services to the traveling public, as well as airline, airport and concessionaire employees, and TSA and U.S. Customs and Border Protection agents during the pandemic. As of December 31, 2023, the Company closed all XpresCheck locations and XpresTest no longer provides diagnostic testing services.

XWELL's subsidiary, gcg Connect, LLC, operating as HyperPointe, provides direct to business marketing support across a number of health and health-related channels. From the creation of marketing campaigns for the pharmaceutical industry, to learning management systems to website and health related content creation, HyperPointe is a complementary service provider to XWELL's health-focused brands as well as providing the majority of services to the external community.

XWELL's subsidiary Treat, Inc. ("Treat") will be converting its final remaining location in the JFK International Airport in New York City into an XWELL location.

XWELL's subsidiary Naples Wax Center, LLC, which was acquired on September 12, 2023, for a purchase price of $1,624 operates a group of upscale hair removal boutiques in Florida. There are currently four Naples Wax Center locations with core products and service offerings from face and body waxing to a range of skincare and cosmetic products.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as discussed below, the Company has concluded that substantial doubt exists about its ability to continue as a going concern within one year after the date the financial statements are issued.

As of December 31, 2024, the Company had cash and cash equivalents of $4,550 (excluding restricted cash), $7,247 in marketable securities, and total current assets of $15,337. The Company's total current liabilities balance, which includes accounts payable, deferred revenue, accrued expenses, and operating lease liabilities was $9,224 as of December 31, 2024, and $9,330 as of December 31, 2023. The working capital surplus was $6,113 as of December 31, 2024, compared to a working capital surplus of $17,236 as of December 31, 2023. The Company expects to continue incurring losses and negative cash flows from operations through 2025.

(In thousands, except for share and per share data)

The Company has significantly reduced operating and overhead expenses, while it continues to focus on returning to overall profitability.

Management is implementing various strategic initiatives to reduce operating expenses, improve working capital, and enhance cash flow. These include cost reduction efforts, capital spending controls, and exploration of additional financing options. Subsequent to December 31, 2024, on January 14, 2025, the Company entered into a securities purchase agreement with the investors named therein, pursuant to which the Company issued and sold on January 14, 2025, in a private placement (the "January 2025 Private Placement"), (i) an aggregate of 4,000 shares of the Company's newly-designated Series G Convertible Preferred Stock, par value $0.01 per share (the "Series G Preferred Stock"), initially convertible into up to 2,673,797 shares of common stock at a conversion price of $1.496 per share, (ii) Series A warrants to acquire up to an aggregate of 2,673,797 shares of common stock at an exercise price of $1.496 per share, and (iii) Series B warrants to acquire up to an aggregate of 2,673,797 shares of common stock at an exercise price of $1.7952 per share. Each share of Series G Preferred Stock and accompanying Warrants were sold together at a combined offering price of $1,000. The January 2025 Private Placement closed on January 14, 2025. The aggregate gross proceeds from the Private Placement were $4 million. However, other strategic plans are not finalized or fully within the Company's control, and there is uncertainty regarding their execution and effectiveness.

As a result, management has concluded that substantial doubt exists about the Company's ability to continue as a going concern for at least one year from the date these financial statements are issued. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2. Accounting and Reporting Policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company, all entities that are wholly owned by the Company, and all entities in which the Company has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from such estimates. Significant items subject to such estimates and assumptions include the Company's long-lived assets, intangibles assets, the useful lives of the Company's intangible assets, the valuation of stock-based compensation, deferred tax assets and liabilities, income tax uncertainties, and other contingencies.

Translation into United States dollars

The Company conducts certain transactions in foreign currencies, such as the Euro, Turkish Lira and United Arab Emirates Dirham, which are recorded at the exchange rate as of the transaction date. All exchange gains and losses occurring from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are deemed non-operating income in the consolidated statements of operations and comprehensive loss. During the years ended December 31, 2024 and 2023, the Company recorded $259 and $738, respectively, in exchange losses occurring from the remeasurement of monetary balance sheet items denominated in non-dollar currencies.

(In thousands, except for share and per share data)

Accounts of the foreign subsidiaries of XpresSpa are translated into United States dollars. Assets and liabilities have been translated primarily at year end exchange rates and revenues and expenses have been translated at average monthly rates for the year. The translation adjustments arising from the use of different exchange rates are included as foreign currency translation within the consolidated statements of operations and comprehensive loss and consolidated statements of changes in stockholders' equity.

Cash and cash equivalents

The Company maintains cash in checking and money market accounts with financial institutions. The Company has established guidelines relating to the diversification and maturities of its investments in order to minimize credit risk and maintain high liquidity of funds. The Company considers all highly liquid investments purchased with an original maturity of three months or less from the time they are acquired to be cash equivalents. The Company had $11 and $4,025 of such investments as of December 31, 2024 and 2023, respectively.

Accounts Receivables

Accounts receivables are reported at their outstanding unpaid principal balances, net of allowances for credit loss. The Company periodically assesses its accounts and other receivables for collectability on a specific identification basis. The Company provides for an allowance for credit loss based on management's estimate of uncollectible amounts considering age, collection history, and any other factors considered appropriate. Payments are generally due within 30 days of invoice. The Company writes off accounts receivable against the allowance for credit loss when a balance is determined to be uncollectible. During the years ended December 31, 2024 and 2023, the Company recorded write-offs of accounts receivable totaling $50 and $0, respectively. Recoveries of amounts previously written off were $0 for both period.

The allowance for credit losses on accounts receivable was $13 and $0 as of December 31, 2024 and 2023, respectively.

The Company estimates its allowance for credit losses using a historical loss rate approach, adjusted for current economic conditions and forward-looking information when relevant. The methodology considers the aging of receivables, the creditworthiness of customers, and macroeconomic trends. There were no significant changes to estimation techniques or assumptions during the periods presented.

Inventory

All inventory, which are all finished goods, is valued at the lower of cost or net realizable value. Cost is determined using a weighted-average cost method.

Intangible assets

Intangible assets include customer relationships, trade names, and technology, which were primarily acquired as part of the acquisition of XpresSpa in December 2016, HyperPointe in 2022 and Naples Wax Center in 2023 and were recorded based on the estimated fair value in purchase price allocation. In addition, intangible assets include software and website development costs that were capitalized as part of the Company's development of a mobile application and website for the Treat brand. The Company accounts for these costs in accordance with ASC 350-40, Internal-Use Software. The intangible assets are amortized over their estimated useful lives, which are periodically evaluated for reasonableness.

The Company's intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The fair value is then compared to the carrying value and an impairment charge is recognized by the amount in which the carrying value exceeds the fair value of the asset. In assessing the recoverability of the Company's intangible assets, the Company must make estimates and assumptions regarding future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could

(In thousands, except for share and per share data)

have a significant impact on whether an impairment charge is recognized and the magnitude of any such charge. Fair value estimates are made at a specific point in time, based on relevant information. During the years ended December 31, 2024 and 2023, the Company recognized impairment of intangible assets of $5 and $2,768, respectively.

Property and Equipment

Property and equipment are recorded at historical cost and primarily consists of leasehold improvements, furniture and fixtures, and other operating equipment. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the lease term or economic useful life. Maintenance and repairs are charged to expense, and renovations or improvements that extend the service lives of the Company's assets are capitalized over the lesser of the extension period or life of the improvement.

Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest level at which there are identifiable operating cash flows, which is at the individual airport location for the XpresSpa and XpresTest businesses. The Company's long-lived assets consist primarily of leasehold improvements and the right to use lease assets for each of its airport locations (considered the asset group). The Company reviews its long-lived assets for recoverability yearly or sooner if events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable. If indicators are present, the Company performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset group in question to its carrying amount. An impairment loss is recognized if it is determined that the long-lived asset group is not recoverable and is calculated based on the excess of the carrying amount of the long-lived asset group over the long-lived asset groups fair value. The Company estimates the fair value of long-lived assets using present value income approach. Future cash flow was calculated based on forecasts over the estimated remaining useful life of the asset group, which for each of the Company's airport locations is the remaining term of the operating lease.

The Company identified triggering events and completed an assessment of long-lived assets for impairment. Based upon the results of the impairment test, the Company recorded an impairment expense related to property and equipment and intangibles and right of use lease assets during the year ended December 31, 2024 of $1,711, and $2,805, respectively, which is recorded in Impairment of long-lived assets and Impairment of operating lease right-of-use assets, respectively, on the consolidated statements of operations and comprehensive loss related to the Company's Spa locations.

The Company recorded impairment expense related to property and equipment of $1,159 and intangibles of $2,768 during the year ended December 31, 2023. Additionally, the Company recorded an impairment expense related to operating lease right of use assets of $926 during the year ended December 31, 2023. The impairment charges are recorded in Impairment of long-lived assets and Impairment of operating lease right-of-use assets, respectively, on the consolidated statements of operations and comprehensive loss. The expense was primarily related to the impairment of leasehold improvements made to the Company's Treat and Spa locations and its operating lease right of use assets where management determined that the locations discounted future cash flows were not sufficient to recover the carrying value of these assets over the remaining lease term.

Leases

The right of use asset ("ROU") on the Company's consolidated balance sheets represents a lessee's right to use an asset over the life of a lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, minus any lease incentives received. The amortization period for the right of use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease

(In thousands, except for share and per share data)

term. The Company has elected to exclude all short-term leases (i.e. leases with terms of 12 months or less) from recognition on the balance sheet.

The Company's lease liabilities are determined by calculating the present value of all future lease payments using the rate implicit in the lease if it can be readily determined, or the lessee's incremental borrowing rate. The Company uses its incremental borrowing rate at the inception of the lease to determine the present value of future lease payments as the rate implicit in its leases cannot be readily determined.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level, an increase based on a change in the consumer price index or fair market value. These amounts are excluded from the calculation of the right of use asset and lease liability under ASC 842. Minimum rent under these leases is included in the determination of rent expense when it is probable that the expense has been incurred and the amount can be reasonably estimated.

Restricted cash

Restricted cash, which is listed as a separate line item in the consolidated balance sheets, represents balances at financial institutions to secure bonds and letters of credit as required by the Company's various lease agreements.

Equity investments

Equity investments are carried at fair value with the changes in fair value recorded in the consolidated statement of operations and other comprehensive loss in accordance with ASU 2016-01. The Company performs a qualitative assessment on an annual basis and recognizes impairment if there are sufficient indicators that the fair value of the investment is less than the carrying value. As of the year ended December 31, 2024 and 2023, there were no indicators of impairment.

Revenue recognition

XpresSpa, Treat and Naples Wax Center

The Company recognizes revenue from the sale of products and services when the services are rendered at XpresSpa, Treat, and Naples Wax Centers locations and from the sale of products at the time products are purchased at the Company's stores or online usually by credit card, net of discounts and applicable sales taxes. Accordingly, the Company recognizes revenue for the Company's single performance obligation related to both in-store and online sales at the point at which the service has been performed or the control of the merchandise has passed to the customer. The Company recognizes revenue from Priority Pass services when an invoice is generated to Priority Pass detailing the number of services performed multiplied by the agreed upon price.

XpresTest

The Company, in partnership with certain COVID-19 testing partners, successfully launched its XpresCheck Wellness Centers, in June of 2020, through its XpresTest, Inc. subsidiary ("XpresTest"), which offered COVID-19 and other medical to the traveling public, as well as airline, airport and concessionaire employees, and TSA and U.S. Customs and Border Protection agents during the pandemic. As of December 31, 2023, the Company closed all XpresCheck locations and XpresTest no longer provides diagnostic testing services. XpresTest began conducting bio surveillance monitoring with the Centers for Disease Control and Prevention (CDC) in collaboration with Concentric by Ginkgo Bioworks Holdings, Inc. ("Ginkgo Bioworks") in 2021.

(In thousands, except for share and per share data)

The program was renewed through August 2024. The revenue to XpresTest from such one-year extension totaled approximately $7,044. In January 2024, the program funding and scope were expanded, a revenue increase of $4,000, to an estimated $11,044 in revenue for XpresTest with new collection locations at U.S. international airports and the roll out of multi-pathogen testing across the program. In July 2024, the contract was further amended to extend the time period for services by two weeks (extension period August 12, 2024 to August 25, 2024). An increase of $293 in revenue for the two week extension brought total revenue to $11,337. The program was again extended in August 2024 through February 25, 2025. The funding was expanded with a revenue increase of $3,763, to an estimated $15,100 in revenue for XpresTest. In February 2025, the program was extended through a three-year contract with a total base value of $22.2 million over three years, and a maximum ceiling value of $24.8 million within the same timeframe, which represents the amount of consideration that we are entitled. The Company recognizes revenue over time for the diagnostic testing services, using the input method based on time elapsed to measure progress towards satisfying the performance obligation. The Company recognizes revenue ratably (straight line basis) over the term of the contract (three years).

The Company recorded $11,123 and $7,521, in revenue for the years ended December 31, 2024 and 2023, respectively, related to sample collection performance obligations because the Company's efforts towards satisfying each of the performance obligations are expended evenly throughout the period of performance.

HyperPointe

The Company's HyperPointe business provides a broad range of services and support options for HyperPointe's customers, including technical support services and advanced services. Technical support services represent the majority of these offerings which are distinct performance obligations that are satisfied over time. The Company applies the right-to-invoice practical expedient and recognizes revenue in the amount it is entitled to invoice when that amount corresponds directly with the value of the performance to date. Advanced services are distinct performance obligations that are satisfied over time with revenue recognized as services are delivered. Revenue billed in advance are treated as deferred revenue which was $181 and $72 as of December 31, 2024 and 2023, respectively.

The Company excludes all sales taxes assessed to our customers from revenue. Sales taxes assessed on revenues are included in Accrued expenses and other current liabilities on the Company's consolidated balance sheets until remitted to state agencies.

Gift cards, customer rewards and prepaid packages

XWELL offers no-fee, non-expiring gift cards to its customers. No revenue is recognized upon issuance of a gift card and a liability is established for the gift card's cash value. The liability is relieved, and revenue is recognized upon redemption by the customer. As the gift cards have no expiration date, there is no provision for the reduction in the value of unused card balances.

In addition, XWELL maintains a rewards program in which customers earn loyalty points, which can be redeemed for future services. Loyalty points are rewarded upon joining the loyalty program, for customer birthdays, and based upon customer spending. When a customer redeems loyalty points, the Company recognizes revenue for the redeemed cash value and reduces the related loyalty program liability. In 2023, the Company adopted a formal expiration policy whereby any loyalty members with inactivity for an 18-month period will forfeit any unused loyalty rewards.

The costs associated with gift cards and reward points are accrued as the rewards are earned by the cardholder and are included in Accrued expenses and other current liabilities in the consolidated balance sheets until used.

Naples Wax Center offers prepaid wax packages that are either unlimited for one year or a set number of services. When the packages are purchased, the sales are recorded as deferred revenue. As services related to prepaid packages are used,

(In thousands, except for share and per share data)

revenue is recognized as income. The deferred revenue was $956 and $778 for the year ended December 31, 2024 and 2023, respectively.

Deferred revenue

Contract liabilities are classified as deferred revenue in the consolidated balance sheets. The activity in deferred revenue for the years ended December 31, 2024 and 2023 was as follows:

	Year ended December 31,	
	2024	2023
Beginning of the period contract liability	$ 861	$ 1,150
Revenue recognized from the contract liabilities included in the beginning balance	(461)	(645)
Increases due cash received net of amounts recognized revenue during the period	743	356
End of period contract liability	$ 1,143	$ 861

Contract costs

For the years ended December 31, 2024 and 2023, the Company did not incur any incremental costs to obtain and/or fulfill contracts with customers.

Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker ("CODM") is the Chief Executive Officer, who reviews the financial performance and the results of operations of the segments prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Company. The Company currently has four reportable operating segments: XpresSpa. XpresTest, Naples Wax Center and Treat. See Note 14. Segment Information.

There are currently no intersegment revenues. Asset information by operating segment is presented below Note 14 since the chief operating decision maker reviews this information by segment. The reporting segments follow the same accounting policies used in the preparation of the Company's audited consolidated financial statements.

Pre-opening costs

Pre-opening and start-up activity costs, which include rent and occupancy, supplies, advertising, and other direct expenses incurred prior to the opening of a new store, are expensed in the period in which they are incurred.

Cost of sales

Cost of sales consists of location operating costs. These costs include all costs that are directly attributable to the location's operations and include:

- payroll and related benefits for the location's operations and management;
- rent, percentage rent and occupancy costs;

- the cost of merchandise and testing supplies;

- freight, shipping and handling costs;

- production costs;

- inventory shortage and valuation adjustments; and

- costs associated with sourcing operations.

Stock-based compensation

Stock-based compensation is recognized as an expense in the consolidated statements of operations and comprehensive loss and such cost is measured at the grant-date fair value of the equity-settled award. The fair value of stock options is estimated as of the date of grant using the Black-Scholes-Merton ("Black-Scholes") option-pricing model. The fair value of Restricted Stock Units ("RSUs") is calculated as of the date of grant using the grant date closing share price multiplied by the number of RSUs granted. The expense is recognized on a straight-line basis, over the requisite service period. The Company uses the simplified method to estimate the expected term of options due to insufficient history and high turnover in the past. Expected volatility is estimated based on a weighted average historical volatility of the Company. The risk-free rate for the expected term of the option is based on the United States Treasury yield curve as of the date of grant. The Company recognizes forfeitures as they occur. The Company issues new stock to deliver shares under its Equity Plan.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not more likely than not to be realized. Tax benefits related to excess deductions on stock-based compensation arrangements are recognized when they reduce taxes payable.

In assessing the need for a valuation allowance, the Company looks at cumulative losses in recent years, estimates of future taxable earnings, feasibility of tax planning strategies, the ability to realize tax benefit carryforwards, and other relevant information. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable earnings. Ultimately, the actual tax benefits to be realized will be based upon future taxable earnings levels, which are very difficult to predict. If actual results differ from these estimates in future periods, the Company will be required to adjust the valuation allowance.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company had no uncertain tax positions as of December 31, 2024 and 2023.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2024, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Noncontrolling interests

Noncontrolling interests represent the noncontrolling holders' percentage share of earnings or losses from; i) the subsidiaries, in which the Company holds a majority, but less than 100%, ownership interest, ii) Variable Interest Entities, where the Company is a primary beneficiary (See sub note *Variable Interest Entities* below, and the results of which are included in the Company's consolidated statements of operations and comprehensive loss. Net loss attributable to noncontrolling interests represents the proportionate share of the noncontrolling holders' ownership in certain subsidiaries of XpresSpa and of XpresTest.

Net income/(loss) per common share

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted-average number of shares of Common Stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net loss attributable to the Company for the period by the weighted-average number of shares of Common Stock plus dilutive potential Common Stock considered outstanding during the period.

Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Legal costs expected to be incurred in connection with a loss contingency are expensed as incurred.

Variable Interest Entities

The Company evaluates its ownership, contractual, pecuniary, and other interests in entities to determine if it has any variable interest in a variable interest entity ("VIE"). These evaluations are complex and involve judgment. If the Company determines that an entity in which it holds a contractual or ownership interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company's involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively.

As of the year ended December 31, 2024 and 2023, there were no VIE's remaining.

(In thousands, except for share and per share data)

Business Combinations

The Company uses the provisions of ASC Topic 805, Business Combinations ("ASC 805") in the accounting for acquisitions of businesses. ASC 805 requires the Company to use the acquisition method of accounting by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the aforementioned amounts.

While the Company uses its best estimates and assumptions to accurately apply preliminary values to assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date, including estimates for intangible assets. Although the Company believes the assumptions and estimates that have been made are reasonable and appropriate, they are based in part on historical experience and information obtained from the acquired companies and are inherently uncertain. Estimates in valuing certain of the intangible assets the Company has acquired include future expected cash flows, and discount rates.

Goodwill

Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. Goodwill is not amortized and is reviewed for impairment annually, or more frequently if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the company performs a quantitative test to identify and measure the amount of goodwill impairment loss. The Company compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds fair value, goodwill of the reporting unit is considered impaired, and that excess is recognized as a goodwill impairment loss.

During the year ended December 31, 2024, the Company did not record any goodwill impairment loss. During the year ended December 31, 2023, the Company recorded $4,024 of goodwill impairment loss.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses amounted to approximately $550 and $696 for the years ended December 31, 2024 and 2023, respectively.

Fair value measurements

The Company measures fair value in accordance with ASC 820-10, Fair Value Measurements and Disclosures. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

(In thousands, except for share and per share data)

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Reclassification

Certain balances in the consolidated financial statements for the year ended December 31, 2023, have been reclassified to conform to the presentation in the consolidated financial statements for the year ended December 31, 2024, primarily the presentation of revenue, the realized and unrealized gain on investments and other operating expenses. The above separation affected revenue classifications, the realized and unrealized gain on investments and other operating expense in the comparative 2023 financial statements. Such reclassifications did not have a material impact on the consolidated financial statements.

Recently adopted accounting pronouncements

ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance was effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASC 2023-07 as of the reporting period December 31, 2024 and accordingly updated the segment expense disclosures related to its annual report for fiscal year 2024 and 2023. Refer to the Segments disclosure in Note 14 for more information.

Recently Issued Accounting Standards

ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating income tax disclosures related to its annual report for fiscal year 2025.

ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures.

In November 2024, the FASB issued ASU 2024-03, which requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. Public business entities are required to apply the guidance prospectively and may elect to apply it retrospectively. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal

(In thousands, except for share and per share data)

years beginning after December 15, 2027. We are currently evaluating the effect of adopting this new accounting pronouncement.

Note 3. Net earnings/(loss) per Share of Common Stock

The table below presents the computation of basic and diluted (losses)/net earnings per common share:

	Year ended December 31,	
	2024	**2023**
Basic numerator:		
Net loss attributable to common shareholders	$ (16,853)	$ (27,741)
Basic denominator:		
Basic weighted average shares outstanding	4,610,940	4,175,220
Basic loss per share	$ (3.66)	$ (6.64)
Net loss per share data presented above excludes from the calculation of diluted net loss, the following potentially dilutive securities, having an anti-dilutive impact, in case of net loss		
Both vested and unvested options to purchase an equal number of shares of Common Stock	539,799	341,205
Unvested RSUs to issue an equal number of shares of Common Stock	30,000	11,944
Warrants to purchase an equal number of shares of Common Stock	—	—
Total number of potentially dilutive securities excluded from the calculation of loss per share attributable to common shareholders	569,799	353,149

Note 4. Cash, Cash Equivalents, and Restricted Cash

	December 31, 2024	December 31, 2023
Cash denominated in United States dollars	$ 2,145	$ 5,726
Cash denominated in currency other than United States dollars	2,160	2,395
Restricted cash	751	751
Credit and debit card receivables	245	316
Total cash, cash equivalents and restricted cash	$ 5,301	$ 9,188

The Company places its cash and temporary cash investments with credit quality institutions. At times, such cash denominated in United States dollars may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2024 and 2023, deposits in excess of FDIC limits were $1,017 and $4,195. As of December 31, 2024 and 2023, the Company held cash balances in overseas accounts, totaling $2,160 and $2,395, respectively, which are not insured by the FDIC. If the Company were to distribute the amounts held overseas, the Company would need to follow an approval and distribution process as defined in its operating and partnership agreements, which may delay and/or reduce the availability of that cash to the Company.

(In thousands, except for share and per share data)

Note 5. Other Current Assets

As of December 31, 2024 and 2023, the Company's other current assets were comprised of the following:

	December 31, 2024	December 31, 2023
Prepaid expenses	$ 1,190	$ 894
Other	56	55
Total other current assets	$ 1,246	$ 949

Prepaid expenses are predominantly comprised of financed and prepaid insurance policies which have terms of one year or less.

Note 6. Property and Equipment

Property and equipment are comprised of three categories: leasehold improvements, furniture and fixtures, and other operating equipment as of December 31, 2024 and 2023 as follows:

	December 31,		
	2024	2023	Useful Life
Leasehold improvements	$ 4,566	$ 5,848	Average 5-8 years
Furniture and fixtures	359	821	3-4 years
Other operating equipment	722	680	Maximum 5 years
	5,647	7,349	
Accumulated depreciation	(3,838)	(4,895)	
Total property and equipment, net	$ 1,809	$ 2,454	

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the remaining lease term or economic useful life, which is on average 5 to 8 years.

The fair values of the Company's asset groups were determined using the income approach. The income approach incorporated the use of a discounted cash flow method in which the estimated future cash flows and terminal values for the Company were discounted to the present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of the Company, the weighted average cost of capital and its underlying forecast.

The Company performed assessments of its property and equipment for impairment for the years ended December 31, 2024 and 2023 and based upon the results of the impairment tests, the Company recorded impairment of approximately $1,706, and $1,159, respectively, which is included in Impairment of long-lived assets on the consolidated statements of operations and comprehensive loss. The impairment expense is primarily related to the underperformance of the Company's various Spa locations in domestic and international airports in 2024 and the Company's Treat locations at the JFK and Salt Lake City airports in 2023.

During the years ended December 31, 2024 and 2023, the Company recorded depreciation expense of $622 and $825, respectively.

(In thousands, except for share and per share data)

Note 7. Other Assets

Other assets in the consolidated balance sheets are comprised of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Equity investments	$ 85	$ 50
Lease deposits	1,535	1,556
Other	14	236
Other assets	$ 1,634	$ 1,842

As of December 31, 2024 and 2023, the equity investment in Route1 had a readily determinable fair value of $85 and $50, respectively. The Company recorded an unrealized gain of $35 in 2024 and an unrealized loss of $54 in 2023, in connection with the remeasurement of the shares of our common stock of Route1 it obtained in the 2018 sale of Group Mobile to Route1. The loss/gain is included in Other non-operating expense, net on the consolidated statement of operations and comprehensive loss for the years ended December 31, 2024 and 2023.

Also included in Other assets as of December 31, 2024 and 2023 were $1,535 and $1,556, respectively, of security deposits made pursuant to various lease agreements, which will be returned to the Company at the end of the leases.

Note 8. Intangible Assets

The following table provides information regarding the Company's intangible assets, which consist of the following:

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names	$ 200	$ (29)	$ 171	$ 200	$ (6)	$ 194
Customer relationships	1,012	(441)	571	1,012	(341)	671
Software	2,583	(2,302)	281	2,593	(2,120)	473
Licenses	—	—	—	35	(20)	15
Total intangible assets	$ 3,795	$ (2,772)	$ 1,023	$ 3,840	$ (2,487)	$ 1,353

The Company's trade names and customer relationships relate to the Naples Wax Center, software relates to certain capitalized third-party costs related to a new website and a point-of-sale system, and licenses relate to certain capitalized costs of foreign acquisition.

In the year ended December 31, 2024, the Company identified a triggering event and recorded an impairment of $5 related to Licenses which is included in Impairment of long-lived assets on the consolidated statement of operations and comprehensive loss. In the year ended December 31, 2023, the Company recorded an impairment of $2,768 related to trade names, customer relationships and software which is included in Impairment of long-lived assets on the consolidated statement of operations and comprehensive loss. The impairment expense primarily relates to intangible assets of XpresSpa, XpresTest's HyperPointe business and Treat.

The fair values of the Company's long-lived assets were determined using the income approach. The income approach incorporated the use of a discounted cash flow method in which the estimated future cash flows and terminal values for the Company were discounted to the present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins,

(In thousands, except for share and per share data)

capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of the Company, the weighted average cost of capital and its underlying forecast.

The Company's intangible assets are amortized over their expected useful lives, which are six years for trade names and five and three years for software, whereas the intangibles obtained because of the Naples Wax Center acquisition have an estimated life of 5 to 12 years. During the years ended December 31, 2024, and 2023, the Company recorded amortization expense of $316 and $1,240, respectively, related to its intangible assets primarily related to XpresTest's HyperPointe business and Treat.

Estimated amortization expense for the Company's intangible assets at December 31, 2024 is as follows:

Calendar Years ending December 31,	Amount
2025	$ 302
2026	223
2027	122
2028	122
2029	122
Thereafter	132
Total	$ 1,023

Note 9. Acquisition of Naples Wax, LLC

On September 12, 2023, the Company acquired all of the equity interests in Naples Wax, LLC, d/b/a Naples Wax Centers, a Florida limited liability company, for an aggregate purchase price of $1,624, of which $1,574 was paid in cash at closing. The remaining $50 was held for six months as a holdback to cover any potential indemnification claims and included in accrued expenses and other current liabilities . $14 was paid in the quarter ended March 31, 2024. The remaining $36 was offset by operating expenses.

The Company applies the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, Business Combinations ("ASC 805") in the accounting for acquisitions of businesses. ASC 805 requires the Company to use the acquisition method of accounting by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the aforementioned amounts.

While the company uses its best estimates and assumptions to accurately apply preliminary values to assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

Accounting for business combinations requires management to make estimates and assumptions, especially at the acquisition date, including estimates for intangible assets. Although the Company believes the assumptions and estimates that have been made are reasonable and appropriate, they are based in part on historical experience and information obtained from the acquired companies and are inherently uncertain. Estimates in valuing certain of the intangible assets the Company has acquired include future expected cash flows, and discount rates.

(In thousands, except for share and per share data)

For income tax purposes, this acquisition of 100% of the units is treated as an asset acquisition. As a result of the acquisition of Naples Wax, the company generated tax deductible goodwill of $1,389.

Consideration paid	$	1,624

Fair value of assets acquired and liabilities assumed	Initial Amounts Recognized as of the acquisition date	Measurement Period Adjustment	Final Purchase Price Allocation
Cash and cash equivalents	$ 180		180
Prepaid expenses and other assets	13		13
Customer relationships	700		700
Trade name	200		200
Deferred revenue	(811)	(4)	(815)
Accounts payable	(25)		(25)
Accrued Expenses and other liabilities	(4)	(14)	(18)
Total fair value of assets acquired and liabilities assumed	253	(18)	235
Goodwill [(1)]	$ 1,371	18	1,389

(1) During the measurement period, the Company recorded a measurement period adjustment to the preliminary purchase price allocation ("PPA") which increased goodwill, accrued expenses and other liabilities and deferred revenue.

Determination of the fair values of the acquired assets and assumed liabilities (and the related determination of estimated lives of depreciable tangible and identifiable intangible assets) requires significant judgment.

The fair value of intangible assets other than Goodwill was determined primarily using income approaches. This included estimated multi-period excess earnings valuation method for Customer relationships and the relief-from-royalty valuation for the tradename.

The following table sets forth the significant assumptions utilized when valuing the Customer Relationships:

Customer relationships Attrition Rate	15.00 %
Existing Customer Growth	75.00 %
Business Development Expense for New Customers	5.70 %
Customer relationships Discount Rate	31.00 %
Estimated Remaining Economic Life (Years) (approx.)	7 yrs

(In thousands, except for share and per share data)

The following table sets forth the significant assumptions utilized when valuing the Tradename:

% of Revenue Attributable to Trade Name	100 %
Royalty Rate	2.00 %
Trade Name Discount Rate	31.00 %
Remaining Economic Life (Years)	9 yrs

Note 10. Leases

The Company leases spa and clinic locations at various domestic and international airports. Additionally, the Company leases its corporate office in New York City and other off airport locations in various US cities. Certain leases entered into by the Company are accounted for in accordance with ASC 842. The Company determines if an arrangement is a lease at inception and if it qualifies under ASC 842. The Company's lease arrangements generally contain fixed payments throughout the term of the lease and most also contain a variable component to determine the lease obligation where a certain percentage of sales is used to calculate the lease payments. The Company enters into leases that expire, are amended and extended, or are extended on a month-to-month basis. Leases are not included in the calculation of the total lease liability and the right of use asset when they are month-to-month.

All qualifying leases held by the Company are classified as operating leases. Operating lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company records its operating lease assets and liabilities based on required guaranteed payments under each lease agreement. The Company uses its incremental borrowing rate, which approximates the rate at which the Company can borrow funds on a secured basis, using the information available at commencement date of the lease in determining the present value of guaranteed lease payments. The interest rate implicit in the lease is generally not determinable in transactions where a company is the lessee.

The Company reviews all of its existing lease agreements to determine whether there were any modifications to lease agreements and to assess if any agreements should be accounted for pursuant to the guidance in ASC 842. If a lease is deemed to be modified, the operating lease ROU asset and lease liability is re-measured using the current incremental borrowing rate. There were various lease modifications that occurred for the year ended December 31, 2024 and 2023.

During the year ended December 31, 2024, the Company's Treat Salt Lake City International Airport ("SLC") location was terminated. When a termination occurs, the Company remeasures the related operating lease right of use asset and lease liability and recognizes those adjustments in the consolidated statements of operations and comprehensive loss. Since the related operating right of use asset was fully impaired for the Treat SLC location at the time of the termination, the Company recognized a gain from lease termination of approximately $655 as a result of this termination. During the year ended December 31, 2023, the Company recognized a gain on lease termination of $821 related to its XpresSpa locations.

(In thousands, except for share and per share data)

The following is a summary of the activity in the Company's current and long-term operating lease liabilities for the year ended December 31, 2024 and 2023:

	Year ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ (3,480)	$ (3,483)
Leased assets obtained in exchange for new and modified operating lease liabilities	$ 3,257	$ 174

As of December 31, 2024, future minimum operating leases commitments are as follows:

Calendar Years ending December 31,	Amount
2025	$ 2,933
2026	2,247
2027	2,121
2028	1,710
2029	1,393
Thereafter	2,623
Total future lease payments	13,027
Less: interest expense at incremental borrowing rate	(2,260)
Net present value of lease liabilities	$ 10,767

Other assumptions and pertinent information related to the Company's accounting for operating leases are:

Weighted average remaining lease term:	5.57 years
Weighted average discount rate used to determine present value of operating lease liability:	7.01 %

Cash paid for minimum annual rental obligations for the years ended December 31, 2024 and 2023, were $1,668 and $2,018, respectively.

Variable lease payments calculated monthly as a percentage of a product and services revenue were $1,330 and $1,326 for the years ended December 31, 2024 and 2023, respectively.

Rent expense for operating leases for the years ended December 31, 2024 and 2023 were $3,110 and $3,824, respectively.

The Company performed assessments of its right of use lease assets for impairment for the years ended December 31, 2024 and 2023. Based upon the results of the impairment tests, the Company recorded impairment expenses of approximately $2,805 and $926 which is included in Impairment of operating lease right-of-use assets on the consolidated statement of operations and comprehensive loss for the years ended December 31, 2024 and 2023 respectively.

(In thousands, except for share and per share data)

Note 11. Stockholders' Equity and Warrants

August 2024 Registered Direct Offering

On August 6, 2024, the Company entered into a securities purchase agreement with certain institutional and accredited investors, pursuant to which the Company agreed to sell and issue in a registered direct offering (the "August 2024 Offering"), an aggregate of 652,705 shares (the "August 2024 Shares") of the Company's common stock. The gross proceeds to the Company from the August 2024 Offering, prior to deducting estimated fees and expenses of $0.1 million, were approximately $1.4 million. The August 2024 Offering closed on August 8, 2024.

The August 2024 Shares were offered and sold by the Company pursuant to a shelf registration statement on Form S-3 (File No. 333-273726), previously filed with the SEC on August 4, 2023, and declared effective by the SEC on September 29, 2023, and the base prospectus included therein.

Share Repurchase Program

On August 31, 2021, the Company's board of directors initially authorized a stock repurchase program that permitted the purchase and repurchase of up to 15 million shares of its common stock through September 15, 2022. In May 2022, the Board increased the share repurchase program by an additional 10 million shares and extended its effectiveness through September 15, 2023. Under this stock repurchase program, management has discretion in determining the conditions under which shares may be purchased from time to time. The program does not require us to repurchase any specific number of shares, and may be modified, suspended or terminated at any time without prior notice. The Board share repurchase program expired September 15, 2023.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. Exceptions may apply, for example, if the repurchases are less than $1,000 or issued to employees. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Warrants

The Company did not have any warrant activity during the year ended December 31, 2024. As of December 31, 2023, all outstanding warrants had expired and no other warrant activity occurred.

Note 12. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy exists, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

(In thousands, except for share and per share data)

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

Level 3: Unobservable inputs, that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

The following table presents the placement in the fair value hierarchy of the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2024 and 2023. Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to tangible property and equipment, right-of-use assets, and other intangible assets, which are remeasured when the derived fair value is below carrying value in the consolidated balance sheets. Recoverability is based on estimated undiscounted cash flows or other relevant observable/unobservable measures. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. If it is determined that impairment has occurred, the carrying value of the asset is reduced to fair value and the difference is included in Impairment of long-lived assets and Impairment of operating lease right-of-use assets on the consolidated statements of operations and comprehensive loss.

		Fair value measurement at reporting date using		
	Balance	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2024:				
Recurring fair value measurements				
Equity securities:				
Route1, Inc.	$ 85	$ —	$ 85	$ —
Marketable securities	$ 7,247	$ 7,247	$ —	$ —
Total equity securities	7,332	7,247	85	—
Total recurring fair value measurements	$ 7,332	$ 7,247	$ 85	$ —
Nonrecurring fair value measurements				
Property, plant and equipment	$ 1,809	$ —	$ —	$ 1,809
Operating lease right-of-use asset	3,409	—	—	3,409
Total nonrecurring fair value measurements	$ 5,218	$ —	$ —	$ 5,218
As of December 31, 2023				
Recurring fair value measurements				
Equity securities:				
Route1	$ 50	$ —	$ 50	$ —
Marketable securities	$ 14,613	$ 14,613	$ —	$ —
Total equity securities	14,663	14,613	50	—
Total recurring fair value measurements	$ 14,663	$ 14,613	$ 50	$ —
Nonrecurring fair value measurements				
Property, plant and equipment	$ 2,454	$ —	$ —	$ 2,454
Intangible assets	1,353	—	—	1,353
Total nonrecurring fair value measurements	$ 3,807	$ —	$ —	$ 3,807

In addition to the above, the Company's financial instruments as of December 31, 2024 and 2023 consisted of cash and cash equivalents, receivables and accounts payable. The carrying amounts of all the aforementioned financial instruments approximate fair value because of the short-term maturities of these instruments.

(In thousands, except for share and per share data)

The fair values of the Company's asset groups were determined using the income approach. The income approach incorporated the use of a discounted cash flow method in which the estimated future cash flows and terminal values for the Company were discounted to the present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of the Company, the weighted average cost of capital and its underlying forecast.

Note 13. Stock-based Compensation

The Company has a stock-based compensation plan available to grant stock options and RSUs to the Company's directors, employees and consultants.

In September 2020, the Board of Directors approved a new stock-based compensation plan available to grant stock options, restricted stock and Restricted Stock Units ("RSU's") aggregating to 250,000 shares of Common Stock, to the Company's directors, employees and consultants. Shareholder approval of the plan was subsequently obtained on October 28, 2020. On October 4, 2022, shareholders approved the amendment to the Company's 2020 Equity Incentive Plan to increase the number of shares authorized for issuance under the Plan by 375,000 shares of Common Stock to an aggregate of 625,000 shares. Under the 2020 Equity Incentive Plan (as amended, the "2020 Plan"), a maximum of 17,671 shares of Common Stock remained available for issuance as of December 31, 2024.

The Company's previous Employee, Director and Consultant Equity Incentive Plan (the "2012 Plan") was terminated upon receipt of shareholder approval of the 2020 Plan. Awards granted under the 2012 Plan remain in effect pursuant to their terms. Generally, stock options are granted with exercise prices equal to the fair market value on the date of grant, vest in four equal quarterly installments, and expire 10 years from the date of grant. RSU's granted generally vest over a period of one year.

In September 2020, XpresTest created a stock-based compensation plan available to grant stock options, restricted stock and RSU's to the XpresTest's directors, employees and consultants. Under the XpresTest 2020 Equity Incentive Plan (the "XpresTest Plan"), a maximum of 200 shares of XpresTest common stock may be awarded, which would represent 20% of the total number of shares of common stock of XpresTest as of December 31, 2024. Certain named executive officers, consultants, and directors of the Company are eligible to participate in the XpresTest Plan. The XpresTest Plan RSAs vest upon satisfaction of certain service and performance-based conditions. The fair value of the XpresTest Plan RSAs is determined based on the weighted average of (i) Fair Value of XpresTest under the Indirect Valuation Method developing assumptions for XpresSpa Net Market Cap and XpresSpa standalone Fair Value, and (ii) Direct Valuation Method developing assumptions for XpresTest Representative Forecasted Revenue for 2021 and Peer companies Revenue's Multiples.

As of December 31, 2024 and 2023, there is $3 and $96, respectively, of unrecognized stock-based compensation related to the XpresTest Plan.

The fair value of stock options is estimated as of the date of grant using the Black-Scholes option-pricing model. The Company uses the simplified method to estimate the expected term of options due to insufficient history and high turnover in the past.

(In thousands, except for share and per share data)

The following variables were used as inputs in the model as of December 31, 2024:

Share price of the Company's Common Stock on the grant date:	$ 1.50 - 1.80
Exercise price:	$ 1.50 - 1.80
Expected volatility:	121.04 %
Expected dividend yield:	0 %
Annual average risk-free rate:	3.62 - 4.33 %
Expected term:	6.32 years

Total stock-based compensation expense for the years ended December 31, 2024 and 2023 was $893 and $2,319 respectively.

The following variables were used as inputs in the model as of December 31, 2023:

Share price of the Company's Common Stock on the grant date:	$ 4.60 - 8.20
Exercise price:	$ 4.60 - 8.20
Expected volatility:	119.41 - 121.04 %
Expected dividend yield:	0 %
Annual average risk-free rate:	3.65 - 4.19 %
Expected term:	6.32 - 6.41 years

The following tables summarize information about stock options and RSU activity during the year ended December 31, 2024:

	RSUs		Stock options		
	No. of RSUs	Weighted average grant date fair value	No. of options	Weighted average exercise price	Exercise price range
Outstanding as of December 31, 2023	11,944	$ 6.08	341,205	$ 26.85	$ 4.60 - 49,200
Granted	30,000	1.80	298,900	1.59	1.50 - 1.80
Exercised/Vested	(4,236)	5.67	(8,000)	1.50	1.50
Forfeited	(7,708)	6.56	(41,902)	18.53	1.50 - 34.80
Expired	—	—	(50,404)	30.54	8.00 - 49,200
Outstanding as of December 31, 2024	30,000	$ 1.80	539,799	$ 12.85	$ 1.50 - 7,080
Exercisable as of December 31, 2024			374,921	$ 15.70	$ 1.50 - 7,080

(In thousands, except for share and per share data)

The following tables summarize information about stock options and RSU activity during the year ended December 31, 2023:

	RSUs		Stock options		
	No. of RSUs	Weighted average grant date fair value	No. of options	Weighted average exercise price	Exercise price range
Outstanding as of December 31, 2022	14,063	$ 13.00	241,501	$ 40.00	$ 13.00 - 49,200
Granted	16,944	5.70	148,069	7.88	4.65 - 8.00
Exercised/Vested	(19,063)	10.85	—	—	
Forfeited	—	—	(16,699)	24.08	8.00 - 32.20
Expired	—	—	(31,666)	38.69	8.00 - 38,160
Outstanding as of December 31, 2023	11,944	$ 6.08	341,205	$ 26.85	$ 4.60 - 49,200
Exercisable as of December 31, 2023			244,271	$ 26.65	$ 4.60 - 49,200

The weighted average remaining contractual term for options outstanding as of December 31, 2024 and 2023 was 7.61 years and 7.71 years, respectively.

As of December 31, 2024 and 2023, Aggregate Intrinsic Value of Options Outstanding and Vested was $0.

Unrecognized stock-based payment cost related to non-vested stock options as of December 31, 2024 and 2023 were $266 and $1,246, respectively.

Unrecognized stock-based payment cost related to non-vested RSUs as of December 31, 2024 and 2023 were $48 and $73, respectively.

(In thousands, except for share and per share data)

Note 14. Segment Information

XWELL, Inc. transitioned to a pure-play wellness service company, which is organized primarily on the basis of products and services specific to individual entities within the group. The Company currently has four reportable operating segments: XpresSpa®, XpresTest®, Naples Wax Center and Treat™. The Company analyzes the results of the Company's business through the four reportable segments. The following is a brief description of our reportable segments:

The XpresSpa segment provides travelers premium spa services, including massage, nail and skin care, as well as spa and travel products.

The XpresTest segment provided diagnostic COVID-19 tests at XpresCheck Wellness Centers in airports, to airport employees and to the traveling public but has transitioned to the CDC's bio-surveillance program. XpresTest's HyperPointe business provides a broad range of service and support options for its customers, including technical support services and advanced services.

The Naples Wax Center segment operates three high-performing locations with core products and service offerings from face and body waxing to a range of skincare and cosmetic products.

The Treat segment is a wellness brand that provides access to wellness services for travelers at on-site centers.

The CODM evaluates performance and allocates resources for all of its reportable segments based on segment revenues and operating income.

The CODM uses segment revenues and segment operating income, to allocate resources (including employees, property, and financial or capital resources) for each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a monthly basis using the segment revenues and segment operating income when making decisions about allocating capital and personnel to the segments. The CODM also uses the segment revenues and operating income to assess the performance for each segment by comparing the results and return on assets of each segment with one another and in the compensation of certain employees. Expenses that can be specifically identified with a segment have been included as deductions in determining operating income. The Company separately presents the costs associated with certain corporate functions as Corporate and Other, primarily consisting of unallocated operating expenses including costs that were not specific to a particular segment but are general to the group, expenses incurred for insurance, legal fees, public company administrative costs, and other similar corporate expenses.

The table below presents information about reported segments for the year ended December 31, 2024 and 2023:

	2024					
	XpresSpa	XpresTest	Naples Wax	Treat	Corporate and other	Total
Revenue	$ 18,335	$ 13,055	$ 2,077	$ 430	$ —	$ 33,897
Operating (loss)/income	$ (12,316)	$ 5,192	$ (496)	$ 15	$ (9,102)	$ (16,707)

	2023					
	XpresSpa	XpresTest	Naples Wax	Treat	Corporate and other	Total
Revenue	$ 19,067	$ 9,912	$ 686	$ 444	$ —	$ 30,109
Operating (loss)/income	$ (12,951)	$ (4,701)	$ 162	$ (2,315)	$ (8,401)	$ (28,206)

(In thousands, except for share and per share data)

A reconciliation of total segment revenues to total consolidated revenue and of total segment operating (loss) income to total consolidated (loss) income, for the years ended December 31, 2024 and 2023, is as follows:

	2024					
	XpresSpa	**XpresTest**	**Naples Wax**	**Treat**	**Corporate and other**	**Total**
Revenue from external customers	$ 18,335	$ 13,055	$ 2,077	$ 430	$ —	$ 33,897
Less: Significant Expenses (1):						
Cost of Goods Sold - Labor	9,857	6,148	1,258	182	32	17,477
Cost of Goods Sold - Products & Services	1,475	46	38	165	—	1,724
Occupancy Cost	3,306	35	260	110	—	3,711
Other Cost of Revenue	1,174	509	346	19	18	2,066
Depreciation and amortization	651	74	136	21	56	938
Less: Other Segment Expenses (2):						
Other segment operating expenses	14,188	1,051	535	(82)	8,996	24,688
Segment operating (loss) income	$ (12,316)	$ 5,192	$ (496)	$ 15	$ (9,102)	$ (16,707)

	2023					
	XpresSpa	**XpresTest**	**Naples Wax**	**Treat**	**Corporate and other**	**Total**
Revenue from external customers	$ 19,067	$ 9,912	$ 686	$ 444	$ —	$ 30,109
Less: Significant Expenses (1):						
Cost of Goods Sold - Labor	11,196	6,086	283	367	—	17,932
Cost of Goods Sold - Products & Services	968	158	76	122	4	1,328
Occupancy Cost	4,107	21	47	298	—	4,473
Other Cost of Revenue	1,652	843	7	193	—	2,695
Depreciation and amortization	1,443	276	36	264	46	2,065
Less: Other Segment Expenses (2):						
Other segment operating expenses	12,652	7,229	75	1,515	8,351	29,822
Segment operating (loss) income	$ (12,951)	$ (4,701)	$ 162	$ (2,315)	$ (8,401)	$ (28,206)

(1) The significant expense amounts align with the expenses that the CODM is regularly provided with to assess performance and allocate resources.
(2) For all segments, SGA consists of the following:

Salaries & Benefits, Rent & Utilities, Office Supplies & Shipping, Travel & Entertainment, IT & Telecom, Repairs & Maintenance, Accounting, Legal, Franchise/Property Tax, Management/DBE Fees, Advertising & Marketing, Insurance

(In thousands, except for share and per share data)

Other Significant Items

	2024					
	XpresSpa	XpresTest	Naples Wax	Treat	Corporate and other	Total
Capital expenditures	$ 748	$ 49	$ 959	$ 7	$ 18	$ 1,781
Assets	$ 8,386	$ 2,133	$ 6,216	$ 159	$ 8,458	$ 25,352
Stock based compensation	$ 799	$ 94	$ —	$ —	$ —	$ 893
Goodwill	$ —	$ —	$ 1,389	$ —	$ —	$ 1,389
Impairment	$ 3,859	$ —	$ —	$ 657	$ —	$ 4,516

	2023					
	XpresSpa	XpresTest	Naples Wax	Treat	Corporate and other	Total
Capital expenditures	$ 1,678	$ 82	$ —	$ 60	$ 27	$ 1,847
Assets	$ 18,453	$ 2,408	$ 2,951	$ 848	$ 14,333	$ 38,993
Stock based compensation	$ 1,689	$ 93	$ —	$ —	$ 537	$ 2,319
Goodwill	$ —	$ —	$ 1,371	$ —	$ —	$ 1,371
Impairment	$ 2,165	$ 5,335	$ —	$ 1,377	$ —	$ 8,877

The Company currently operates in two geographical regions: United States and all other countries, which include Netherlands, Turkey and United Arab Emirates. The following table represents the geographical revenue, and total long-lived asset information as of and for the years ended December 31, 2024 and 2023. There were no concentrations of geographical revenue and long-lived assets related to any single foreign country that were material to the Company's consolidated financial statements. Long-lived assets include property and equipment and right of use lease assets.

	For the years ended December 31,	
	2024	2023
Revenue		
United States	$ 27,813	$ 24,944
All other countries	6,084	5,165
Total revenue	$ 33,897	$ 30,109
Long-lived assets		
United States	$ 3,289	$ 4,441
All other countries	1,929	2,669
Total long-lived assets	$ 5,218	$ 7,110

The Company performed impairment assessments of long-lived assets and operating lease right-of-use asset for the years ended December 31, 2024 and 2023. Based upon the results of the impairment tests, the Company recorded impairment expenses of long-lived assets for approximately $1,308 and $403 for its XpresSpa and Treat segments for the year ended December 31, 2024. Additionally, the Company recorded impairment expenses of lease right-of-use asset for approximately $2,551 and $254 for its XpresSpa and Treat segments for the year ended December 31, 2024. For the year ended December 31, 2023 the Company recorded impairment expenses of long-lived assets for approximately $1,681, $935 and $5,335 for its XpresSpa, Treat and XpresTest's HyperPointe segments, respectively, and impairment expenses of operating lease right-of-use asset for approximately $484, and $442 for its XpresSpa and Treat segments, respectively.

(In thousands, except for share and per share data)

Note 15. Accrued Expenses and Other Current Liabilities

As of December 31, 2024, and 2023, the Company's accrued expenses and other current liabilities were comprised of the following:

	December 31, 2024	December 31, 2023
Litigation accrual	$ —	$ 449
Accrued compensation	2,384	2,098
Tax-related liabilities	571	501
Common area maintenance accruals	31	8
AP Accruals	340	913
Gift certificates	507	509
Credit card processing fees	18	8
Other miscellaneous accruals	237	482
Total accrued expenses and other current liabilities	$ 4,088	$ 4,968

Note 16. Income Taxes

For the years ended December 31, 2024 and 2023, the loss before income taxes consisted of the following:

	2024	2023
Domestic	$ (15,026)	$ (27,573)
Foreign	(1,415)	(421)
	$ (16,441)	$ (27,994)

Income tax expense for the years ended December 31, 2024 and 2023 consisted of the following:

	For the years ended December 31,	
	2024	2023
Current:		
Federal	$ —	$ —
State	30	15
Foreign	19	20
Deferred:		
Federal	—	—
	$ 49	$ 35

(In thousands, except for share and per share data)

Income tax expense differed from the amounts computed by applying the applicable United States federal income tax rate to loss from continuing operations before taxes on income as a result of the following:

	For the years ended December 31,	
	2024	2023
Income (loss) from operations before income taxes	$ (16,441)	$ (27,994)
Tax rate	21 %	21 %
Computed "expected" tax benefit	(3,453)	(5,879)
State taxes, net of federal income tax benefit	(272)	(1,027)
Change in valuation allowance	2,556	9,166
Nondeductible expenses	268	212
Other Adjustments	1	2
Return to Provision Adjustment	(107)	(1,860)
International Rate Differential	(82)	(14)
State Deferred Rate Change	(100)	(87)
Asset Impairment Adjustment	37	(730)
Stock Option Forfeitures	1,074	—
Deferred Adjustment	127	252
Income tax expense	$ 49	$ 35

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

	December 31,	
	2024	2023
Deferred income tax assets		
Net operating loss carryforwards	$ 64,730	$ 60,263
Stock-based compensation	714	1,532
Intangible assets and other	6,537	7,629
Net deferred income tax assets	71,981	69,424
Less:		
Valuation allowance	(71,981)	(69,424)
Net deferred income tax assets	$ —	$ —

The Company assesses the need for a valuation allowance related to its deferred income tax assets by considering whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. A valuation allowance has been recorded against the Company's deferred income tax assets, as it is in the opinion of management that it is more likely than not that the net operating loss carryforwards ("NOL") will not be utilized in the foreseeable future.

(In thousands, except for share and per share data)

The cumulative valuation allowance as of December 31, 2024 is $71,981, which will be reduced if and when the Company determines that the deferred income tax assets are more likely than not to be realized.

As of January 1, 2023	$ 60,259
Charged to cost and expenses	7,299
Return to provision true-up and other	1,866
As of December 31, 2023	69,424
Charged to cost and expenses	2,452
Return to provision true-up and other	105
As of December 31, 2024	$ 71,981

As of December 31, 2024, the Company's estimated aggregate total gross NOLs were $150,926 for U.S. federal purposes, expiring 20 years from the respective tax years to which they relate, and $114,321 for U.S. federal purposes with an indefinite life due to new regulations in the TCJA of 2017. The NOL amounts are presented before Internal Revenue Code, Section 382 limitations ("Section 382"). The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of NOL and tax credits in the event of an ownership change of a corporation. Thus, the Company's ability to utilize all such NOL and credit carryforwards may be limited. An IRC Section 382 Study has not yet been completed. The Coronavirus Aid, Relief, and Economic Security Act or "CARES Act" was enacted subsequent to the 12/31/19 period, on March 27, 2020. The CARES act provided for favorable business provisions. However, the Company does not anticipate the income tax provision changes to materially benefit the Company.

The Company files its tax returns in the U.S. federal jurisdiction, as well as in various state and local jurisdictions. The company is not currently under audit in any taxing jurisdictions. The federal statute of limitations for audit consideration is 3 years from the filing date, and generally states implement a statute of limitations between 3 and 5 years.

The Company has also recorded state and foreign net operating loss deferred tax assets (tax - effected) of $8,169 and $859, respectively. A full valuation allowance has been established against these deferred tax assets and has been included in the net $71,981 deferred tax asset.

Note 17. Commitments and Contingencies

Certain of the Company's outstanding legal matters include speculative claims for substantial or indeterminate amounts of damages. The Company regularly evaluates developments in its legal matters that could affect the amount of any potential liability and makes adjustments as appropriate. Significant judgment is required to determine both the likelihood of there being any potential liability and the estimated amount of a loss related to the Company's legal matters.

With respect to the Company's outstanding legal matters, based on its current knowledge, the Company's management believes that the amount or range of a potential loss will not, either individually or in the aggregate, have a material adverse effect on its business, consolidated financial position, results of operations or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties. The Company evaluated the outstanding legal matters and assessed the probability and likelihood of the occurrence of liability. Based on management's estimates, the Company has recorded accruals of $0 and $449 as of December 31, 2024 and December 31, 2023, respectively, which is included in Accrued expenses and other current liabilities in the consolidated balance sheets.

The Company expenses legal fees in the period in which they are incurred.

OTG Management PHL B v. XpresSpa Philadelphia Terminal B et al.

On May 9, 2022, a lawsuit was filed in the Philadelphia Court of Common Pleas by OTG Management at Philadelphia International Airport, claiming that XWELL improperly backed out of its sublease for space at Terminal B and now owes

(In thousands, except for share and per share data)

between $864 and $2,250 in accelerated rent for the 12-year contract. They claim that by refusing to complete the project, failing to commence and maintain operations, refusing to pay rent and improperly purporting to terminate the lease (among other acts and omissions), XWELL breached the lease. On June 20, 2024, an Order to Settle, Discontinue and End with Prejudice was filed as to all claims.

CPC Pain & Wellness SPV, LLC

On July 19, 2024, CPC Pain & Wellness SPV, LLC ("CPC"), a recently formed special purpose vehicle that announced it had acquired a 9.42% stake in XWELL in June 2024, filed suit in the Court of Chancery of the State of Delaware against the Company, Chairman Bruce T. Bernstein, and directors Michael Lebowitz, Robert Weinstein, Gaëlle Wizenberg, and Scott R. Milford (the "Action"). In the Action, CPC alleged, in pertinent part, that the Board of Directors breached their fiduciary duties and that the Company and Board of Directors engaged in an unlawful, unenforceable, and inequitable application of the Company's Third Amended and Restated Bylaws to reject CPC's notice of intent to propose its own slate of directors for election at the 2024 annual meeting of stockholders. On August 2, 2024, the Court set the Action for trial on September 18-19, 2024. The Company has vigorously defended these claims. As a result of the Company's efforts, on August 9, 2024, CPC dismissed all claims in the Action, agreed to irrevocably withdraw its nominations, and agreed not assert any claims related to the 2024 annual meeting.

Settlement Agreement

On August 5, 2024, the Company, XpresSpa Middle East B.V., and certain parties thereto (such parties, the "Settlor Parties" entered into a Settlement Agreement (the "Settlement Agreement"), pursuant to which the Company agreed to issue an aggregate of 416,000 shares of common stock (the "Settlement Shares") which were issued on August 6, 2024,and have a fair market value of $2.26 per share to the Settlor Parties in consideration for their entry into the Settlement Agreement. The Settlement Shares were not registered under the Securities Act of 1933, as amended (the "Securities Act"),and were issued in reliance on one or more exemptions from registration under the Securities Act, including pursuant to Rule 903 of Regulation S under the Securities Act.

XpresSpa Holdings, LLC ("XpresSpa") v. Cordial Endeavor Concessions of Atlanta, LLC ("Cordial"), et al., Arbitration Case No. 2126399.

The Company's subsidiary, XpressSpa Holdings, LLC, is party to an arbitration proceeding (the "Arbitration") which was mandated by the City of Atlanta, Georgia related to the Operating Agreements by and between Cordial and XpresSpa for the operation of the XpresSpa locations in Hartsfield-Jackson Atlanta International Airport ("ATL") in ATL Terminal A and ATL Terminal C. The City of Atlanta filed an application to compel arbitration in the Superior Court of Fulton County, and on November 5, 2024, the court granted that application and ordered the parties to arbitrate their disagreements.

This dispute arises out of the alleged breaches of varies contracts between the parties as well as other improper conduct relating to the Operating Agreements. The Arbitration has recently commenced, and the parties are awaiting a scheduling order to be issued by the Arbitrator. No substantive proceedings have taken place and there have been no substantive rulings.

In the event that an action is brought against the Company or one of its subsidiaries, the Company will investigate the allegation and vigorously defend itself.

In addition to those matters specifically set forth herein, the Company and its subsidiaries are involved in various other claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's financial position, results of operations, liquidity, or capital resources. However, a significant increase in the number of these claims, or one or more successful

(In thousands, except for share and per share data)

claims under which the Company incurs greater liabilities than the Company currently anticipates, could materially adversely affect the Company's business, financial condition, results of operations and cash flows.

In the event that an action is brought against the Company or one of its subsidiaries, the Company will investigate the allegation and vigorously defend itself.

January 2025 Private Placement of Preferred Shares and Warrants

In connection with the private placement consummated on January 14, 2025, the Company and the investors entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Company is required to file a resale registration statement (the "Registration Statement") with the SEC and to have such Registration Statement declared effective by the Effectiveness Deadline (as defined in the Registration Rights Agreement). The Company is obligated to pay certain liquidated damages to the investors if the Company fails to file the Registration Statement when required, fails to cause the Registration Statement to be declared effective by the SEC when required, or fails to maintain the effectiveness of the Registration Statement pursuant to the terms of the Registration Rights Agreement. The Registration Statement was filed on February 7, 2025, but as of the date of this Annual Report on Form 10-K, has not been declared effective by the SEC. On April 14, 2025, the Effectiveness Deadline was extended to May 1, 2025.

Pursuant to the Registration Rights Agreement, the Company shall pay to each holder of Registrable Securities (as defined in the Registration Rights Agreement) relating to such Registration Statement an amount in cash equal to 2% of such investor's respective purchase price (as defined in the Securities Purchase Agreement) on the closing date (1) on the date of such filing failure, effectiveness failure, maintenance failure, or current public information failure, as applicable, and (2) on every 30 day anniversary of (I) a filing failure until such filing failure is cured; (II) an effectiveness failure until such effectiveness failure is cured; (III) a maintenance failure until such maintenance failure is cured; and (IV) a current public information failure until the earlier of (i) the date such current public information failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144 (in each case, prorated for periods totaling less than 30 days) (such payments to which a holder of Registrable Securities shall be entitled pursuant to the Registration Rights Agreement, the "Registration Delay Payments"). Following the initial Registration Delay Payment for any particular event or failure (which shall be paid on the date of such event or failure, as set forth above), without limiting the foregoing, if an event or failure giving rise to the Registration Delay Payments is cured prior to any 30 day anniversary of such event or failure, then such Registration Delay Payment shall be made on the third business day after such cure. In the event the Company fails to make Registration Delay Payments in a timely manner in accordance with the foregoing, such Registration Delay Payments shall bear interest at the rate of one and 1.5% per month (prorated for partial months) until paid in full.

Leases

XWELL is contingently liable to a surety company under certain general indemnity agreements required by various airports relating to its lease agreements. XWELL agrees to indemnify the surety for any payments made on contracts of suretyship, guaranty, or indemnity. The Company believes that all contingent liabilities will be satisfied by its performance under the specified lease agreements.

Note 18. Subsequent Events

January 2025 Private Placement of Preferred Shares and Warrants

On January 14, 2025, the Company entered into a securities purchase agreement with the investors named therein, pursuant to which the Company issued and sold on January 14, 2025, in a private placement (the "January 2025 Private Placement"), (i) an aggregate of 4,000 shares of the Company's newly-designated Series G Convertible Preferred Stock, par value $0.01 per share (the "Series G Preferred Stock"), initially convertible into up to 2,673,797 shares of common stock at a

(In thousands, except for share and per share data)

conversion price of $1.496 per share, (ii) Series A warrants to acquire up to an aggregate of 2,673,797 shares of common stock at an exercise price of $1.496 per share, and (iii) Series B warrants to acquire up to an aggregate of 2,673,797 shares of common stock at an exercise price of $1.7952 per share. Each share of Series G Preferred Stock and accompanying Warrants were sold together at a combined offering price of $1,000. The January 2025 Private Placement closed on January 14, 2025.

XWEL INV I Related party consulting agreement

On January 30, 2025, the Company entered into a consulting agreement ("Consulting Agreement") with XWEL INV I, LLC ("XWEL INV I") and Jason Aintabi (the "Consultant"). Mr. Aintabi serves as the Manager of XWEL INV I. The Consulting Agreement is deemed to be related party transaction as Mr. Aintabi is a greater than 5% beneficial owner of the Company's securities. The Consultant will provide advisory services for a period of six months from the effective date of the agreement in exchange for a one-time fee of $280.

XpresTest and Ginkgo Bio Works Contract Renewal

On February 27, 2025, The XpresTest bio surveillance monitoring program with the CDC in collaboration with Concentric by Ginkgo Bioworks, was extended through a three-year contract. The Company is currently assessing the impact of the contract renewal on its unaudited consolidated financial statements and will account for the transaction in the first quarter of 2025.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned thereunto, duly authorized on the 15th day of April, 2025.


XWELL, Inc.

By: /s/ Ezra T. Ernst
Ezra T. Ernst
Chief Executive Officer
(Principal Executive Officer)

XWELL, Inc.

By: /s/ Ian Brown
Ian Brown
Chief Financial Officer
(Principal Financial and Accounting Officer)


Pursuant to the requirements of Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated below and on the dates indicated.

Signature	Title	Date
/s/ EZRA T. ERNST **Ezra T. Ernst**	Chief Executive Officer and Director (Principal Executive Officer)	April 15, 2025
/s/ IAN BROWN **Ian Brown**	Chief Financial Officer (Principal Financial and Accounting Officer)	April 15, 2025
/s/ BRUCE T. BERNSTEIN **Bruce T. Bernstein**	Director	April 15, 2025
/s/ ROBERT WEINSTEIN **Robert Weinstein**	Director	April 15, 2025
/s/ MICHAEL LEBOWITZ **Michael Lebowitz**	Director	April 15, 2025
/s/ GAELLE WIZENBERG **Gaelle Wizenberg**	Director	April 15, 2025

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Ezra T. Ernst
President, Chief Executive Officer and Director

Ian Brown
Chief Financial Officer

Bruce T. Bernstein
Chairman of the Board and Director

Robert Weinstein
Director

Michael Lebowitz
Director

Gaëlle Wizenberg
Director

CORPORATE HEADQUARTERS

254 West 31st Street, 11th Floor
New York, New York 10001
Telephone: (212) 750-9595

STOCK LISTING

NASDAQ Capital Market: XWEL

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CBIZ CPAs P.C.

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
18 Lafayette Place
Woodmere, New York 11598

ANNUAL MEETING OF STOCKHOLDERS

The 2025 Annual Meeting of Stockholders will be held at 10:00 a.m. Eastern Time on December 18, 2025, via a live webcast at *https://web.viewproxy.com/XWELL/2025*. Stockholders of record on November 6, 2025, are entitled to notice of and to vote at the Annual Meeting.

COMPANY WEBSITE

www.xwell.com